SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. ___)*

AN-CON GENETICS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

032347106
(CUSIP Number)

Keith A. Blakely, President
Advanced Refractory Technologies, Inc.
699 Hertel Avenue
Buffalo, New York  14207
Tel:  (716) 875-4091

With a Copy to:

George F. Gabel, Jr., Esq.
Damon & Morey LLP
1000 Cathedral Place
298 Main Street
Buffalo, New York  14202
(716) 858-3753

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 9, 1998
(Date of Event Which Requires Filing of this
Statement)

If the filing person has previously filed a
statement on Schedule 13G to report the
acquisition which is the subject of this
Schedule 13D, and is filing this schedule
because of Rule 13d-1(b)(3) or (4), check the
following box    [  ].

Note:  Six copies of this statement,
including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO.:    032347106

1)NAME OF REPORTING PERSON:
ADVANCED REFRACTORY TECHNOLOGIES, INC.                        ( ART )
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
    16-1155508

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A
    GROUP:    (a)  [  ]
Not Applicable.    (b)  [  ]

3)  SEC USE ONLY:

4)     SOURCE OF FUNDS:  00

5)  CHECK BOX IF DISCLOSURE OF LEGAL
PROCEEDINGS   IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e):
       [  ]
       Not Applicable.

6)     PLACE OF ORGANIZATION:

       STATE OF NEW YORK

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH:
7)     SOLE VOTING POWER:  2,000,000

8)     SHARED VOTING POWER:  -0-

9)     SOLE DISPOSITIVE POWER:
2,000,000

10     SHARED DISPOSITIVE POWER:  -0-

11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
  BY EACH   REPORTING PERSON:  2,000,000

12) CHECK BOX IF THE AGGREGATE
AMOUNT IN ROW (11)      EXCLUDES
CERTAIN SHARES:                                            [  ]

13)    PERCENT OF CLASS REPRESENTED BY
  AMOUNT IN ROW  (11):   15.0%

  14)    TYPE OF REPORTING PERSON:  CO
ITEM 1.     SECURITY AND ISSUER.

    This Schedule 13D relates to 2,000,000 shares of the common stock, par value $0.001 per share (the Common Stock ), of An-Con
Genetics, Inc., a Delaware corporation (the
 Issuer  or  An-Con ).  The principal
executive offices of the Issuer are located at 734 Walt Whitman Road, Melville, New York
11747.

ITEM 2.  IDENTITY AND BACKGROUND.

This Schedule 13D is filed on behalf of
Advanced Refractory Technologies, Inc.
( ART ).

    ART s State of organization is New York.

    ART s principal business is the
development, manufacturing and marketing of advanced ceramic materials and related products.

    ART s principal office and business address is 699 Hertel Avenue, Buffalo, New York
14207.

    The following are ART s executive officers, directors and controlling person:

Keith A. Blakely, President, Chairman of the
Board of Directors and controlling person
Business Address:
    699 Hertel Avenue
                   Buffalo, New York  14207
Principal Occupation:  President of ART
Citizenship:  United States

Jeffrey A. Harris, Director
Business Address:
E.M. Warburg, Pincus & Co., Inc.
466 Lexington Avenue, 11th Floor
New York, New York  10017

Principal Occupation:Managing Director
Name and Address
and Principal Business of Employer:
E.M. Warburg, Pincus & Co., Inc.
466 Lexington Avenue, 11th Floor
New York, New York  10017
Investment banking
    Citizenship:  United States

    Robert H. Hood, Jr., Director
    Business Address:                  SFI, Inc.
                   112 Regents Place
Ponte Vedra Beach, Florida  32082
Principal Occupation:                  Investments
Name and Address
and Principal Business of Employer:
SFI, Inc.
112 Regents Place
Ponte Vedra Beach, Florida  32082
Investments
Citizenship:  United States
George Pashel, Director
Business Address:
The Pressley Ridge Schools
Administrative Offices
530 Marshall Avenue
Pittsburgh, Pennsylvania  15214
Principal Occupation:                  Director of Finance
Name and Address
and Principal Business of Employer:    The
Pressley Ridge Schools
Administrative Offices
530 Marshall Avenue
Pittsburgh, Pennsylvania  15214
Behavioral Health Services for Children
Citizenship:  United States

W. Dale Compton, Ph.D., Director
Residence Address: 372 Pawnee Drive
West Lafayette, Indiana  47906
Principal Occupation:
Educator
Name and Address
and Principal Business of Employer:
Purdue University
Lafayette, Indiana  47907
Citizenship:  United States

E. John Finn, Director
Residence Address: 114 Middle Beach Road
                   Madison, Connecticut  06443
Principal Occupation:                  Retired
Name and Address
and Principal Business of Employer:
Not Applicable
Citizenship:  United States

During the last Five (5) years, none of the above-named persons: (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER
CONSIDERATION.

    The shares of Common Stock were acquired by ART in exchange for 1,000 shares of Class A
Preferred Stock of BSD Development Beta
Corporation ("BSD"). BSD had previously acquired certain items of manufacturing equipment ( Equipment ) owned by ART. No cash consideration was paid by ART for such shares.

ITEM 4.  PURPOSE OF THE TRANSACTION.

On February 9, 1998, ART acquired 2,000,000 shares of Common Stock of the Issuer (the
 Shares ) in exchange for 1,000 shares of Class A Preferred Stock of BSD. BSD had previously acquired the Equipment from ART.
Pursuant to the terms of the Stock Exchange
Agreement relating to the acquisition of the Shares, ART is to exchange the Shares for 2,000,000 shares of An-Con Series A Preferred
Stock ( Preferred Stock ) on or before
September 6, 1998, subject to the approval of An-Con shareholders of a Certificate of Amendment of An-Con s Certificate of Incorporation authorizing the issuance of such shares of Preferred Stock. The
Preferred Stock is to be convertible into 2,000,000 shares of An-Con Common Stock
( Conversion Shares ). In the event An-Con is unable, for any reason, to deliver the Preferred Stock to ART on or before September
6, 1998, then, prior to September 15, 1998,
An-Con is to issue and deliver, without
payment of any additional consideration by ART, an additional number of shares of An-
Con s Common Stock having an aggregate fair market value of $500,000 ( Additional An-Con
Shares ). Furthermore, in the event An-Con should issue any shares of any series or class of its preferred stock having substantially the same rights and preferences as the Preferred Stock, then An-Con is to issue and deliver to ART, without payment of any additional consideration by ART, an additional number of shares of An-Con s
Common Stock having an aggregate fair market value equal to $500,000 ( Compensatory An-Con
Shares ).

       In addition, in connection with the
acquisition of the Shares, ART entered into a Profit-Sharing Agreement with the Eric Rainer
Bashford Charitable Remainder Unitrust
( Bashford ) and the Norman P. Fuchs
Individual Retirement Account ( Fuchs )
pursuant to which ART has agreed to share with Bashford and Fuchs certain gains realized by ART on the sale or other disposition (other than a pledge or grant of a lien or security interest) of all or a portion of the Shares, the Preferred Stock or the Conversion Shares to a third person
(other than an affiliate of ART) up to an aggregate maximum amount of $1,000,000. Any such profit is to be shared equally between Bashford and Fuchs.

       In addition, ART has granted to
Bashford and Fuchs a right of first refusal with respect to any proposed sale or other disposition (other than a pledge or a grant of a lien or security interest) of any of such Shares, Preferred Stock or Conversion
Shares to a third person (other than an
affiliate of ART) at a price below the then current fair market value of such shares.

       ART has acquired the shares of
Common Stock and, in the event it acquires any shares of Additional An-Con Shares, Compensatory An-Con Shares, Preferred Stock and/or Conversion Shares, shall acquire such shares, for investment purposes only. ART may acquire additional shares of Common
Stock, dispose of all or some of such shares from time to time, in each case in open market transactions, block sales or purchases or otherwise, or may continue to hold such shares.

       Other than the foregoing, and the
right to nominate a single member of An-Con s board of directors, ART does not currently have any plan or proposal that relates to or would result in any action enumerated in Item
4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE
ISSUER.

       ART beneficially owns 2,000,000
shares of Common Stock, or approximately
15.0% of the 13,342,097 shares of An-Con s
Common Stock outstanding. ART has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, 2,000,000 shares of Common Stock.

       The transactions in the shares of
Common Stock that were effected during the
past 60 days by ART involved the acquisition
of the shares of Common Stock directly from
An-Con in exchange for the 1,000 shares of
Class A Preferred Stock of BSD:
Date of Purchase: February 9, 1998
Amount of Shares: 2,000,000
Price Per Share1: $1.00
Purchase Price1:  $2,000,000

ART became the beneficial owner of more than five percent of the outstanding Common Stock on February 9, 1998.

       ART and BSD have agreed that the
fair market value of the Equipment is
$2,000,000.00. Also, see response to Item 4, above.

ITEM 6.  CONTRACTS, ARRANGEMENTS,
         UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER.

       There are no contracts,
arrangements, understandings or relations
(legal or otherwise) with any person with respect to the Common Stock or any other securities of An-Con, other than those described in Items 4 and 5 above.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

       A.   Stock Exchange Agreement by
and among ART, An-Con, and BSD Development
Beta Corporation, dated February 9, 1998; and

       B.   Profit-Sharing Agreement by
and among ART, the Eric Rainer Bashford
Charitable Remainder Unitrust and the Norman
P. Fuchs Individual Retirement Account, dated
February 9, 1998.






[The remainder of this page has been
intentionally left blank.]


The next page is the signature page
SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 1998

    ADVANCED REFRACTORY TECHNOLOGIES, INC.


    By: s/KEITH A. BLAKELY
    Keith A. Blakely, President

#280350

EXHIBIT A


STOCK EXCHANGE AGREEMENT

STOCK EXCHANGE AGREEMENT

         THIS STOCK EXCHANGE AGREEMENT
( Agreement ) is made this 9th day of
February, 1998 by and among AN-CON GENETICS,
INC., a corporation duly organized and
existing under the laws of the State of
Delaware, having its principal office at 7100
30th Avenue North, St. Petersburg, Florida
( An-Con ), ADVANCED REFRACTORY TECHNOLOGIES,
INC., a corporation duly organized and
existing under the laws of the State of New
York, having its principal office at 699
Hertel Avenue, Buffalo, New York ( ART ) and
BSD DEVELOPMENT BETA CORPORATION, a
corporation duly organized and existing under the laws of the State of Delaware, having an address at 1313 N. Market Street, Wilmington,
Delaware ( BSD ).
         WHEREAS, subject to the terms
hereof, ART desires to exchange with An-Con, One Thousand (1,000) shares of Class A
Preferred Stock of BSD, par value $.01 per share (collectively, the BSD Shares ) for
Two Million (2,000,000) shares of common stock of An-Con, par value $.001 per share
(collectively, the  An-Con Shares ).
         WHEREAS, subject to the terms
hereof, An-Con desires to exchange with ART, the An-Con Shares for the BSD Shares.
         NOW, THEREFORE, for good and
valuable consideration, the receipt and
sufficiency of which are hereby acknowledged, the parties hereto (each individually, a
 Party ; collectively, the Parties ) hereby agree as follows:
ARTICLE 1
DEFINITIONS
         1.1  Definitions.  For purposes of
this Agreement, the following terms shall have the respective meanings set forth below:
              a.    Affiliate  of a Party
means any Person (as hereinafter defined) which Controls (as hereinafter defined), is Controlled by, or is under common Control with, such Party.
              b.    Applicable Law  means
any and all applicable laws, rules,
regulations, statutes, orders and ordinances of any Government Authority (as hereinafter defined).
              c.    Consent  means any
consent, certificate, approval,
authorization, waiver, permit, grant,
franchise, concession, agreement, license, exemption or order of, registration, declaration or filing with, or report, filing, registration or notice to, any Person, including, without limitation, any
Government Authority.
              d.    Control  means the
possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.
              e.    Fair Market Value  for
shares of common stock of An-Con, par value
$.001 ( An-Con Common Stock ) as of a
particular date means the closing sale price for One (1) share of An-Con Common Stock as reported on the primary securities exchange on which such shares are listed or, in the event shares of An-Con Common Stock are not listed on any securities exchange, the last reported sale price on the NASDAQ National
Market System ( NASDAQ/NMS ) or, in the event no such reported sale takes place on the day subject to determination of the Fair Market
Value, the average of the reported closing bid and asked prices on such securities exchange or NASDAQ/NMS, or, in the event such shares of An-Con Common Stock are not listed on any securities exchange or quoted on the NASDAQ/NMS, the average of the bid and asked prices for the immediately preceding Forty-
Five (45) days as quoted on the NASDAQ Small
Cap Market, or in the event shares of An-Con
Common Stock are not quoted on the NASDAQ
Small Cap Market, the average of the bona fide independent bid prices for the immediately preceding Forty-Five (45) days as reported in the NASDAQ Bulletin Board, or in the event shares of An-Con Common Stock are not reported in the NASDAQ Bulletin Board, the average of the bona fide independent bid prices for the immediately preceding Forty-
Five (45) days reported in the over-the-counter market in the pink sheets published by the National Quotation Bureau, Inc., or in the event such shares of An-Con
Common Stock are not so listed, quoted or included, the fair market value as established by the good faith determination of any nationally recognized firm of certified public accountants selected by ART.
              f.   Force Majeure  means any
event or circumstance beyond the reasonable control of the Party affected which prevents or delays the performance of the Party s obligations hereunder, including, without limitation, natural disasters, wars, riots, sabotage, government action, lockouts, strikes, labor disputes, acts of God or fire.
              g.   Government Authority
means any foreign, federal, state, local or other government, government agency or authority or quasi-governmental body, or any entity exercising any executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including, without limitation, any arbitrator and any government department, board, commission, court or tribunal.
              h.   Person  means any
individual, proprietorship, joint venture, corporation, partnership, limited liability company, limited liability partnership, trust, unincorporated organization or
Government Authority.

ARTICLE 2
EXCHANGE OF SHARES
         2.1  Exchange of Shares.
              a.  BSD Shares  -  Subject to
the terms hereof, at the Closing (as
hereinafter defined), ART shall transfer and
assign to An-Con, and An-Con shall acquire
from ART, the BSD Shares, including all legal
and beneficial interest thereto, free and
clear of all liens or encumbrances of any
kind created by ART.
              b.  An-Con Shares  -   Subject
to the terms hereof, at the Closing, An-Con
shall transfer and assign to ART, and ART
shall acquire from An-Con, the An-Con Shares,
including all legal and beneficial interest
thereto, free and clear of all liens or
encumbrances of any kind.
         2.2  Closing.  The closing of the
exchange of the BSD Shares and the An-Con
Shares contemplated in this Agreement and the
transactions contemplated in all other
Covered Agreements ( Closing ) shall occur at
10:00 o clock a.m. on February 9, 1998
( Closing Date ), at Alfred V. Greco, P.C.,
666 Fifth Avenue, 14th Floor, New York, New
York, or such other place, date and/or time
as the Parties shall mutually agree upon.  At
the Closing: (a) ART shall deliver to An-Con
the stock certificate representing the BSD
Shares, duly endorsed in blank and in proper
form for transfer to An-Con; and (b) An-Con
shall deliver to ART the stock certificate
representing the An-Con Shares.
         2.3  Registration Rights Agreement.
An-Con and ART each agrees to execute and
deliver at the Closing, a registration rights
agreement in the form attached hereto and
made a part hereof as Exhibit A
( Registration Rights Agreement ).
         2.4  Covered Agreements.   Covered
Agreements  means each of the following:
(a) this Agreement; (b) the Registration
Rights Agreement; and (c) any other
agreement, instrument or document delivered or required to be delivered by any Party pursuant to this Agreement or any agreement referenced above in this Section 2.4.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF ART
         ART hereby represents and warrants
to BSD and An-Con, at the Closing, as
follows:
         3.1  Standing.  ART is a corporation
duly organized and validly existing under the laws of the State of New York. ART has all requisite corporate power and authority to conduct its business as it is now being conducted and as presently contemplated to be conducted and to carry out the transactions contemplated in this Agreement and the other
Covered Agreements to which it is a party.
         3.2  Authority.  The execution and
delivery of this Agreement and any other
Covered Agreement to which it is a party, and the consummation of the transactions contemplated herein and therein have been duly authorized by all necessary corporate action of ART, and ART has all requisite corporate power and authority to execute, deliver and perform this Agreement and any other Covered Agreement to which it is a party. This Agreement and any other Covered
Agreement to which it is a party have been duly executed and delivered by ART and constitute legal, valid and binding agreements of ART enforceable in accordance with their respective terms (except as their enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application relating to or affecting enforcement of creditors rights or the application of equitable principles in any action, legal or equitable). ART has full power and authority to perform its obligations under this Agreement and any other Covered Agreement to which it is a party and the transactions contemplated herein and therein.
         3.3  No Conflicts.  Neither the
execution, delivery or performance of this Agreement or any other Covered Agreement to which it is a party, nor the consummation of the transactions contemplated herein or therein, will conflict with or constitute a breach of or a default under, or an event which, with or without notice or lapse of time, or both, would be a breach of, default under or violation of: (a) ART s Certificate of Incorporation or By-Laws; or (b) any agreement, document, indenture, mortgage or other instrument or undertaking to which ART is a party or to which any of its properties is subject, which breach, default or violation would have a material adverse effect, financial or otherwise, on ART or would be a material violation of any Applicable Law relating to ART.
         3.4  Litigation.  There is not now
pending and, to the best of ART s knowledge, there is not threatened nor is there any basis for, any claim, demand, litigation, arbitration, action, suit, inquiry, investigation or proceeding by or before any Government Authority to which ART is or may be a party, and which: (a) may result in a material adverse effect, financial or otherwise, on the condition or prospects of ART; (b) may threaten the validity of this Agreement or any other Covered Agreement to which it is a party; or (c) seeks to prevent, or if successful would prevent, ART from consummating the transactions contemplated in this Agreement or any other Covered Agreement to which it is a party. ART is not subject to any judgment, decree, injunction, rule, decision or order of any Government Authority having, or which, insofar as can be foreseen in the future, may have, any material adverse effect, financial or otherwise, on the condition or prospects of ART.
         3.5  Consents.  There is no Consent
necessary or required in connection with the valid execution, delivery and performance by ART of this Agreement or any other Covered
Agreement to which it is a party and the consummation of the transactions contemplated herein or therein.
         3.6  Compliance with Law.  ART has
complied in all material respects with all Applicable Law relating to ART, and no claims have been made to or against ART by any Person to the contrary. ART has received no notice of any violation of or noncompliance with any Applicable Law which has not been cured, which violation or noncompliance would have a material adverse effect, financial or otherwise, on the condition or prospects of ART.
         3.7  Brokers.  No agent, finder,
broker, investment banker or other Person acting under the authority of ART is or will be entitled to any broker s fee or finder s fee or any other commission or similar fee, directly or indirectly, from ART or any Affiliate of ART as a result of the transaction contemplated in this Agreement or any other Covered Agreement to which it is a party.
         3.8  BSD Shares.  ART acquired the
BSD Shares from BSD pursuant to that certain
Purchase Agreement by and between ART and BSD, dated of even date herewith ( Purchase
Agreement ), and: (a) ART has the same right, title and interest in and to the BSD Shares that it had when it acquired the BSD Shares from BSD pursuant to the Purchase Agreement;
and (b) the BSD Shares are free and clear of any lien or encumbrance of any kind created by ART.
         3.9  No Registration.  ART
acknowledges that the An-Con Shares have not been registered under the Securities Act of 1933, as amended ( Securities Act ) or under state securities acts and are offered in reliance on exemptions provided by such acts.
ART acknowledges that the An-Con Shares are being acquired for investment only and may not be sold or transferred in the absence of an effective registration statement under such acts or an opinion of counsel acceptable to An-Con that such registration statement is not required.
         3.10  Restrictive Legend.  ART
acknowledges that each certificate evidencing the An-Con Shares shall be imprinted with a restrictive legend to the following effect:
          A.     THE SHARES EVIDENCED BY THIS
            CERTIFICATE HAVE NOT BEEN
            REGISTERED UNDER THE
            SECURITIES ACT OF 1933 AND MAY
            NOT BE TRANSFERRED OR SOLD
            UNLESS: (A) A REGISTRATION
            STATEMENT UNDER SUCH ACT AND
            STATE SECURITIES LAWS IS THEN
            IN EFFECT WITH RESPECT
            THERETO; OR (B) A WRITTEN
            OPINION OF COUNSEL ACCEPTABLE
            TO AN-CON GENETICS, INC. HAS
            BEEN OBTAINED TO THE EFFECT
            THAT THE PROPOSED TRANSFER OR
            SALE IS TO BE MADE PURSUANT TO
            A TRANSACTION EXEMPT FROM
            REGISTRATION UNDER SUCH ACT.
          B.  THE SHARES EVIDENCED BY THIS
            CERTIFICATE ARE SUBJECT TO THE
            TERMS, CONDITIONS AND
            RESTRICTIONS IMPOSED BY THAT
            CERTAIN PROFIT-SHARING
            AGREEMENT BY AND AMONG
            ADVANCED REFRACTORY
            TECHNOLOGIES, INC., THE ERIC
            RAINER BASHFORD CHARITABLE
            REMAINDER UNITRUST AND THE
            NORMAN P. FUCHS INDIVIDUAL
            RETIREMENT ACCOUNT, DATED
            FEBRUARY 9, 1998, A COPY OF
            WHICH IS ON FILE WITH THE
            SECRETARY OF ADVANCED
            REFRACTORY TECHNOLOGIES, INC.
            AND AN-CON GENETICS, INC.

       3.11  Restrictions on Transfer.  The
An-Con Shares are being purchased for the account of ART for investment, and not for distribution, transfer or resale to others, except pursuant to a registration statement under the Securities Act and applicable state securities laws or except pursuant to a transaction exempt from registration under the Securities Act and applicable state securities laws.
       3.12  General Warranty.  No
representation or warranty by ART in this Agreement or any other Covered Agreement to which ART is a party, and no statement contained in any document, statement or certificate furnished to BSD or An-Con by ART in connection with the transactions contemplated in this Agreement or any other
Covered Agreement to which ART is a party, contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained or incorporated herein or therein not misleading. All documents, instruments and certificates delivered by or on behalf of ART in connection with this Agreement or any other Covered Agreement to which ART is a party, and the transactions contemplated herein and therein are true, correct and complete in all material respects.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF AN-CON

       An-Con hereby represents and
warrants to ART and BSD, at the Closing, as follows:
       4.1  Standing.  An-Con is a
corporation duly organized and validly
existing under the laws of the State of
Delaware, and each An-Con subsidiary is a corporation duly organized and validly existing under the laws of its state of incorporation. An-Con has all requisite corporate power and authority to conduct its business as it is now being conducted and as presently contemplated to be conducted and to carry out the transactions contemplated in this Agreement and the other Covered
Agreements to which it is a party.  The
subsidiaries of An-Con are set forth on
Schedule 4.1 attached hereto and made a part hereof. (For purposes of this Agreement, An-
Con  means An-Con and its subsidiaries,
unless the context requires otherwise.)

       4.2  Authority.  The execution and
delivery of this Agreement and any other
Covered Agreement to which it is a party, and
the consummation of the transactions
contemplated herein and therein have been
duly authorized by all necessary corporate
action of An-Con, and An-Con has all
requisite corporate power and authority to
execute, deliver and perform this Agreement
and any other Covered Agreement to which it
is a party.  This Agreement and any other
Covered Agreement to which it is a party have
been duly executed and delivered by An-Con
and constitute legal, valid and binding
agreements of An-Con enforceable in
accordance with their respective terms
(except as their enforceability may be
limited by applicable bankruptcy, insolvency,
reorganization, moratorium or other laws of
general application relating to or affecting
enforcement of creditors  rights or the
application of equitable principles in any
action, legal or equitable).  An-Con has full
power and authority to perform its
obligations under this Agreement and any
other Covered Agreement to which it is a
party and the transactions contemplated
herein and therein.
       4.3  An-Con Capitalization.
            a.  Capital Stock - The total
number of shares of capital stock of all
classifications which An-Con has authority to
issue is Fifteen Million (15,000,000), which
shares are apportioned into One (1) class of
common stock.  All issued and outstanding
shares of An-Con Common Stock are duly and
validly issued, fully paid and nonassessable
and free and clear of all liens or
encumbrances of any kind, and have been
issued in compliance with all Applicable Law.
When issued, sold and delivered to ART in
accordance with the terms set forth in this
Agreement, the An-Con Shares will: (x) be
duly and validly issued, fully paid and
nonassessable; (y) be free and clear of any
liens or encumbrances of any kind; and (z)
issued in compliance with all Applicable Law.
If and when issued, sold and delivered to ART
in accordance with Section 6.7, the An-Con
Preferred Stock (as hereinafter defined)
will: (i) be duly and validly issued, fully
paid and nonassessable; (ii) be free and
clear of any liens or encumbrances of any
kind; (iii)have the designations, rights,
limitations, restrictions and preferences set
forth in the Certificate of Amendment of the
Certificate of Incorporation of An-Con, as
set forth on Exhibit B attached hereto and
made a part hereof ( An-Con Certificate of
Amendment ); and (iv) be issued in compliance
with all Applicable Law.  The shares of An-
Con Common Stock to be issued and delivered
upon the conversion of the An-Con Preferred
Stock (collectively, the  An-Con Conversion
Shares ) will, upon the approval of the
Certificate of Amendment by the An-Con
stockholders and the filing of the An-Con
Certificate of Amendment with the Delaware
Secretary of State in accordance with the
provisions of the Delaware General
Corporation Law: (i) be duly and validly
issued, fully paid and nonassessable; (ii) be
free and clear of any liens or encumbrances
of any kind; and (iii) shall be issued in
compliance with all Applicable Law.
            b.  Warrants/Options - Except
as set forth on Schedule 4.3 attached hereto
and made a part hereof: (1) there are no
outstanding options, warrants, purchase
rights, subscription rights, conversion
rights, exchange rights or other rights,
commitments or arrangements, written or oral,
to which An-Con is a party or by which it is
bound, to purchase or otherwise acquire any
authorized but unissued shares of capital
stock of An-Con or any security directly or
indirectly convertible into or exercisable or
exchangeable for any capital stock of An-Con;
(2) no holder of any equity security of An-
Con is entitled to any preemptive rights or
has any right of first refusal to purchase
any of the An-Con Shares; and (3) there are
no voting trusts, proxies or other agreements
or understandings, written or oral, to which
An-Con is a party or by which it is bound,
relating to the issuance, sale or voting of
any securities of An-Con.
            c.  Registration Rights  -
Except as set forth on Schedule 4.3, no
holder of any securities of An-Con or of any
option, warrant or other right to acquire any
securities of An-Con, has the right to
include any securities issued by An-Con in
any registration statement to be filed by An-
Con or to require An-Con to file a
registration statement, under the Securities
Act.
            d.  Schedule of Holders - A
true, correct and complete list of the record
and beneficial holders of Five Percent (5%)
or more of any class of the issued and
outstanding equity securities of An-Con is
set forth on Schedule 4.3.
       4.4  No Conflicts.  Neither the
execution, delivery or performance of this
Agreement or any other Covered Agreement to
which it is a party, nor the consummation of
the transactions contemplated herein or
therein, will conflict with or constitute a
breach of or a default under, or an event
which, with or without notice or lapse of
time, or both, would be a breach of, default
under or violation of: (a) An-Con s
Certificate of Incorporation or By-Laws; or
(b) any agreement, document, indenture,
mortgage or other instrument or undertaking
to which An-Con is a party or to which any of
its properties is subject, which breach,
default or violation would have a material
adverse effect, financial or otherwise, on
An-Con or would be a material violation of
any Applicable Law relating to An-Con.
       4.5  Title.  Except as set forth on
Schedule 4.5 attached hereto and made a part
hereof, An-Con owns its property and assets,
as shown on its most recent Balance Sheet
included in its Financial Statements (as
hereinafter defined), free and clear of all
mortgages, liens and encumbrances of any
kind.  An-Con owns or possesses the valid
right or license to use, all tangible
personal property and other tangible assets
necessary to permit An-Con to conduct its
business in all material respects in the same
manner as presently conducted and as proposed
to be conducted.
       4.6  An-Con Reports.  An-Con has
made all filings with the Securities and
Exchange Commission ( SEC ) that it has been
required to make under the Securities
Exchange Act of 1934, as amended ( Exchange
Act ).  An-Con has made available to ART a
true, correct and complete copy of each
registration statement, report, proxy
statement and information statement prepared
by it since January 1, 1995, including,
without limitation: (a) its Annual Reports on
Form 10-K for its fiscal years ended December
31, 1996 and December 31, 1995; (b) its
Quarterly Reports on Form 10-Q for each of
the quarterly periods ended within its fiscal
year 1997; (c) its Current Reports on Form 8-
K filed during the period beginning January
1, 1995 through the date hereof and all Proxy
Statements and Information Statements (as
defined in Regulation 14 under the Exchange
Act) during the period beginning January 1,
1995 through the date hereof; and (d) its
Registration Statement on Form SB-2, as
amended; including, in every case, all
schedules, exhibits, amendments and
supplements thereto, whether filed therewith
or incorporated therein by reference
(collectively, the  An-Con Reports ).  As of
their respective dates, all An-Con Reports
filed within the Twelve (12) month period
prior to the date hereof:(i)  complied with
all applicable requirements of the Securities
Act, the Exchange Act, and all rules and
regulations thereunder ( Rules and
Regulations ); and (ii)  did not contain any
untrue statement of a material fact or omit
to state a material fact required to be
stated therein or necessary to make the
statements made therein, in the light of the
circumstances under which they were made, not
misleading.  Each financial statement of An-
Con, including, without limitation, all
related notes and schedules ( Financial
Statements ), included in the An-Con Reports
have been prepared in accordance with
generally accepted accounting principles
consistently applied, or if unaudited, in
accordance with the applicable accounting
requirements of the SEC, and fairly present
the financial position of An-Con as of its
date and the results of operations, changes
in stockholders  equity or cash flows, as the
case may be, of An-Con for the periods set
forth therein (subject, in the case of
unaudited statements, to normal year-end
audit adjustments which will not cause
material adverse effect).  An-Con has no
liabilities or obligations of any kind,
whether accrued, absolute, contingent or
otherwise, that would be required to be
reflected on, or reserved against in, the
Financial Statements, except liabilities
arising in the ordinary course of business
since September 30, 1997.  Since January 1,
1997, An-Con has timely filed all reports,
registration statements and other filings
required to be filed with the SEC under the
Rules and Regulations.  The Financial
Statements are based on the books and records
of An-Con.  The assets and liabilities
reflected on the Financial Statements have
arisen in the ordinary course of business,
except as otherwise disclosed therein.
Within the past Five (5) years, none of An-
Con s independent public accountants has
brought to the attention of An-Con s
management any  material weakness , as defined
in the Statement of Auditing Standard No. 60,
in any of An-Con s internal controls.
       4.7  No Undisclosed Liabilities.
An-Con has no material liabilities except for
liabilities disclosed in the Financial
Statements or disclosed on Schedule 4.7
attached hereto and made a part hereof or
incurred in the ordinary course of business
after September 30, 1997.
       4.8  Absence of Certain Changes.
Except as set forth on Schedule 4.8 attached
hereto and made a part hereof, since
September 30, 1997, An-Con has not:
            a.   incurred any material
            debt,          obligation
            or liability of any      kind,
            except in the ordinary
            course of business;
            b.   entered into any
                 transaction which is
                 material to its
                 financial condition or
                 to the operation of its
                 business, except in the
                 ordinary course of
                 business; or
            c.   suffered any material
                 adverse change in its
                 condition or prospects,
                 financial or otherwise.
       4.9  Tax Returns.  An-Con has duly
and timely filed any and all tax returns, filings and reports (collectively, the An-Con
Tax Returns ) required to be filed by it pursuant to any Applicable Law with any Government Authority ( Tax Authority ) and all
An-Con Tax Returns are true, complete and correct in all material respects and properly reflect any and all material tax liabilities of An-Con for the periods covered thereby.
An-Con has duly and timely paid any and all:
(a) taxes; (b) assessments, interest,
penalties and deficiencies; (c) fees and charges of any Government Authority; and
(d) duties or impositions of any Government
Authority; which are reflected as payable on any An-Con Tax Returns or claimed to be due by any Tax Authority. To the best knowledge of An-Con, there is no pending claim by any Tax Authority in any jurisdiction in which An-Con does not file An-Con Tax Returns, that An-Con is or may be subject to taxation by that jurisdiction. An-Con has withheld and paid all taxes required to have been withheld and paid by it under Applicable Law in connection with any amounts paid to any employee or shareholder.
       4.10  Litigation.  Except as set
forth on Schedule 4.10 attached hereto and made a part hereof, there is not now pending and, to the best of An-Con s knowledge, there is not threatened nor is there any basis for, any claim, demand, litigation, arbitration, action, suit, inquiry, investigation or proceeding by or before any Government
Authority to which An-Con is or may be a party, and which: (a) may result in a material adverse effect, financial or otherwise, on the condition or prospects of An-Con; (b) may threaten the validity of this Agreement or any other Covered Agreement to which it is a party; or (c) seeks to prevent, or if successful would prevent, ART from consummating the transactions contemplated in this Agreement or any other Covered Agreement to which it is a party. An-Con is not subject to any judgment, decree, injunction, rule, decision or order of any Government
Authority having, or which, insofar as can be foreseen in the future, may have, any material adverse effect, financial or otherwise, on the condition or prospects of ART.
       4.11  Consents.  There is no Consent
necessary or required in connection with the valid execution, delivery and performance by An-Con of this Agreement or any other Covered
Agreement to which it is a party and the consummation of the transactions contemplated herein or therein.
       4.12  Compliance with Law.  An-Con
has complied in all material respects with all Applicable Law relating to An-Con, and no claims have been made to or against An-Con by any Person to the contrary. An-Con has received no notice of any violation of or noncompliance with any Applicable Law which has not been cured, which violation or noncompliance would have a material adverse effect, financial or otherwise, on the condition or prospects of An-Con. Neither
An-Con nor, to the best knowledge of An-Con, any of its officers, directors, employees, agents or Affiliates has, directly or indirectly, made or agreed to make, any kickback, bribe, gift or other illegal payment to any Person for referring, recommending or arranging business with, to or for An-Con.
       4.13  Brokers.  No agent, finder,
broker, investment banker or other Person acting under the authority of An-Con is or will be entitled to any broker s fee or finder s fee or any other commission or similar fee, directly or indirectly, from An-
Con or any Affiliate of An-Con as a result of the transaction contemplated in this
Agreement or any other Covered Agreement to which it is a party.
       4.14  Insurance.  An-Con has
obtained, and there is currently in effect, any and all insurance polices and other insurance coverages necessary or appropriate for the conduct of An-Con s business as now conducted and as proposed to be conducted
(collectively, the Insurance Policies ). To the best knowledge of An-Con, the Insurance
Policies and related coverages are in amounts which are adequate in kind and amount to cover insurable risks relating to the operation of An-Con s business as now conducted and as proposed to be conducted, and all premiums and other payments to date have been paid in full, and there is no fact, act or omission to act that has caused or may cause any Insurance Policy to be canceled or terminated. Each Insurance Policy is in full force and effect and is legal, valid and binding and enforceable in accordance with its respective terms. An-Con is not in default with respect to any material provision contained in any Insurance Policy and has not failed to give any notice or present any claim under any Insurance Policy in due and timely fashion. An-Con has received no notice of any cancellation, modification, change in premiums or denial of renewal in connection with any Insurance
Policy or any renewal of any Insurance
Policy.
       4.15  Contracts.
       a.   SEC Contracts -  An-Con is not
a party to or bound by, and no An-Con asset is subject to, any contract, agreement or arrangement required to be disclosed in, or included as an exhibit to, any An-Con Report
(collectively, the SEC Contracts ), which contract, agreement or arrangement is not disclosed in, or included as an exhibit to, such An-Con Report. Schedule 4.15 attached hereto and made a part hereof sets forth a list and a brief description of all SEC
Contracts which would be required to be filed as exhibits to An-Con s Annual Report on Form
10-K for the fiscal year ending December 31, 1997 (collectively, the Last Quarter
Contracts ).
       b.  Other Contracts - Schedule 4.15
sets forth a list and a brief description of all material contracts, agreements and arrangements to which An-Con is a party to or by which it is bound, or to which any of its assets are subject, other than those described in Section 4.15a above
(collectively, the  Other Contracts ).  (The
SEC Contracts, the Last Quarter Contracts and the Other Contracts are collectively referred to as the Contracts .)
            c.  Status -
       (1)  Each Contract is in full force
and effect and is a legal, valid and binding agreement of An-Con enforceable as to An-Con in accordance with its respective terms and, to the best knowledge of An-Con, binding upon the other parties thereto in accordance with their terms.
       (2)  Neither An-Con nor any other
party to any Contract is in breach of or default under (nor has any default been asserted by any party under) any Contract, which breach or default may have a material adverse effect, financial or otherwise, on An-Con.
       (3)  There has not occurred any
event with respect to An-Con nor, to An-Con s best knowledge, with respect to any other party to any Contract, which, after the giving of notice or the lapse of time, or both, would constitute a default under or result in a breach of any Contract, which breach or default would have a material adverse effect, financial or otherwise, on An-Con.
       (4)  No Contract will be subject to
amendment or termination as a result of the consummation of transactions contemplated in this Agreement or in any other Covered
Agreement.
                 (5)  No Contract
contains any change-in-control term or other term or condition that will become applicable upon consummation of the transactions contemplated in this Agreement or in any other Covered Agreement.
       4.16  Permits and Licenses.
            a.  Scope - An-Con has all
permits and licenses required or necessary under Applicable Law for the operation of An-
Con s business as presently conducted
(collectively, the  Permits and Licenses ).
An-Con has not received any notice from any Government Authority or any other Person to the effect (and has no reason to believe) that any additional permits or licenses of any kind are required or necessary under any Applicable Law for the operation of the An-
Con business as presently conducted.
            b.  Status -
       (1)  Each Permit and License is in
full force and effect and is a legal, valid and binding agreement of An-Con enforceable as to An-Con in accordance with its respective terms.
       (2)  An-Con is not in violation or
breach of or default under (nor has any
default been asserted against An-Con under) any Permit and License, which violation, breach or default may have a material adverse effect, financial or otherwise, on An-Con.
       (3)  No Permit and License will be
subject to amendment or termination as a result of the consummation of the transactions contemplated in this Agreement or in any other Covered Agreement.
       4.17  Intellectual Property.
       a.  Ownership - Schedule 4.17
contains a true, correct and complete list and description of all material patents, patent applications, licenses, trademarks, service marks, trade names, copyrights, software, technologies, inventions, trade secrets, know-how, mask works, ideas, improvements, concepts, information, methods, studies, data, confidential information, proprietary information, other intellectual property rights of any kind and other intangible assets owned by An-Con
(collectively, the  Intellectual Property ).
As to the Intellectual Property: (1) An-Con is the sole and exclusive owner of all right, title and interest of any kind in and to the Intellectual Property, free and clear of all liens, encumbrances, claims, challenges, conditions and restrictions of any kind; and
(2)  An-Con has not granted any right, title
or interest of any kind therein to any
Person.
            b.  Scope - The Intellectual
Property constitutes all of the material intellectual property rights and licenses which are required or necessary in the operation of An-Con s business as currently conducted.
            c.  Protection -

    (1)  An-Con Confidential Information - Other
than Intellectual Property subject to a
validly existing registration of an
intellectual property right, no Intellectual
Property, including, without limitation, trade secrets, know-how, confidential information and proprietary information
(collectively,  An-Con Confidential
Information ), has been disclosed to any Person under circumstances that may result in the loss of its confidential or proprietary status and which if disclosed would have a material adverse effect on the An-Con business as presently conducted. An-Con has taken any and all precautions reasonably necessary to ensure that An-Con Confidential
Information remains confidential and
proprietary.
              (2)  Confidential Information of Other Persons
- Neither An-Con nor, to An-Con s best
knowledge, any of An-Con s stockholders, officers, directors, agents, employees or
Affiliates has made any unauthorized use of any intellectual property right of any Person required or necessary for the operation of the An-Con business as presently conducted, (other than intellectual property subject to a validly existing registration of an intellectual property right), including, without limitation, trade secrets, know-how, confidential information or proprietary information of any Person (collectively, the
 Third Party Confidential Information ),
including, without limitation, any Third
Party Confidential Information of any former employers.
              (3)  No Other Rights - None of An-Con s
employees, officers, directors, stockholders, joint venturers, consultants, agents, independent contractors or Affiliates has any right, title or interest of any kind in any of the Intellectual Property. To the extent any of such parties had any right, title or interest in or to any of the Intellectual
Property, said right, title and interest has been duly and properly assigned in writing to An-Con.
       d.   No Infringement -  Except as
set forth on Schedule 4.17:
       (1)  Of Third Party Rights - To
the best knowledge of An-Con, neither the Intellectual Property nor any of the products manufactured or services provided by An-Con using any of the Intellectual Property:
(a) infringes in any way upon any patent, patent application, license, know-how, copyright, trademark, service mark, trade name, trade secret or other intellectual property right of any kind of any Person; or
(b) constitutes any kind of wrongful use of any confidential information or proprietary information of any Person.
            (2)  By Third Parties - None of
the Intellectual Property is being infringed, or otherwise used or available for use, by any Person in any way.
       e.   Intellectual Property
Litigation - Except as set forth on Schedule
4.17, there is not now pending and there is not threatened nor is there any basis for, any claim, demand, litigation, arbitration, action, suit, inquiry, investigation or proceeding by or before any Government
Authority to which An-Con is or will be a party, and which: (1) challenges or asserts any conflicting right or claim as to the validity, ownership or any other right, title or interest of An-Con in or to the Intellectual Property; (2) asserts or claims that the Intellectual Property or any of the products manufactured or services provided by An-Con using any of the Intellectual
Property: (x) infringes in any way upon any patent, patent application, know-how, license, copyright, trademark, service mark, trade name, trade secret or any other intellectual property right of any kind of any Person; (y) constitutes any kind of wrongful use of any confidential information or proprietary information of any Person; or
(z) constitutes a proceeding relating to the Intellectual Property, either inter parte or ex parte, including, without limitation, any re-examination, interference, opposition or cancellation proceeding, which is pending in or before any Government Authority.
       4.18      Environmental Protection.
Except as set forth on Schedule 4.18 attached hereto and made a part hereof, An-Con is in compliance, in all material respects, with any and all applicable environmental laws, rules and regulations and with all limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in any applicable environmental laws, rules or regulations, or in any plan, order, decree, judgment, notice or demand letter issued, entered, promulgated or approved thereunder, including, without limitation, laws, rules and regulations relating to the disposal of hazardous to toxic materials or wastes. An-Con has not received written notice of any event, condition, circumstance, activity, practice, incident, action or plan which may interfere with or prevent continued compliance with any applicable environmental laws, rules or regulations, or which may give rise to any common law or legal liability, or otherwise form the basis of any claim, action, suit, proceeding, hearing or investigation, based on or related to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling, or the emission, discharge, release or threatened release into the environment, of any pollutant, contaminant, or hazardous or toxic material or waste.
       4.19      Market Price.  Neither An-Con
nor, to the best of An-Con s knowledge, any of its stockholders, officers, directors, agents, employees or Affiliates, has taken, directly or indirectly, any action designed to cause or result in or which has constituted, under the Exchange Act or otherwise, stabilization or manipulation of the price of any An-Con security.
       4.20        No Registration.  An-Con
acknowledges that the BSD Shares have not been registered under the Securities Act or under state securities acts and are offered in reliance on exemptions provided by such acts. An-Con acknowledges that the BSD
Shares are being acquired for investment only and may not be sold or transferred in the absence of an effective registration statement under such acts or an opinion of counsel acceptable to BSD that such registration statement is not required.
       4.21        Restrictive Legend.  An-Con
acknowledges that each certificate evidencing the BSD Shares shall be imprinted with a restrictive legend as follows:
        TO THE FULLEST EXTENT PERMITTED BY
                 THE DELAWARE GENERAL CORPORATION
                 LAW, THE HOLDER OF THE SHARES
                 REPRESENTED BY THIS CERTIFICATE
                 SHALL NOT IN ANY EVENT BE ENTITLED
                 TO VOTE ON ANY MATTER, PROCEEDING OR
                 ACTION OF THE CORPORATION AT ANY
                 REGULAR OR SPECIAL MEETING OF THE
                 STOCKHOLDERS, OR IN ANY WRITTEN
                 CONSENT OF THE STOCKHOLDERS IN LIEU
                 OF ANY SUCH MEETING OR OTHERWISE.
       THE SHARES REPRESENTED BY THIS
                 CERTIFICATE HAVE NOT BEEN REGISTERED
                 UNDER THE SECURITIES ACT OF 1933, AS
                 AMENDED.  THE SHARES MAY NOT BE
                 TRANSFERRED EXCEPT PURSUANT TO AN
                 EFFECTIVE REGISTRATION STATEMENT
                 UNDER SUCH ACT COVERING THE SHARES,
                 OR PURSUANT TO AN EXEMPTION
                 THEREFROM.
       4.22  Restrictions on Transfer.  The
BSD Shares are being purchased for the
account of An-Con for investment, and not for distribution, transfer or resale to others, except pursuant to a registration statement under the Securities Act and applicable state securities laws or except pursuant to a transaction exempt from registration under the Securities Act and applicable state securities laws.
       4.23       General Warranty.  No
representation or warranty by An-Con in this Agreement or any other Covered Agreement to which An-Con is a party, and no statement contained in any document, statement or certificate furnished to ART or BSD by An-Con in connection with the transactions contemplated in this Agreement or any other
Covered Agreement to which ART is a party, contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained or incorporated herein or therein not misleading. There is no fact known to An-Con which An-Con has not disclosed to ART and BSD which might reasonably be expected to have or result in a material adverse effect, financial or otherwise, on the ability of An-
Con to perform its obligations under this Agreement or any other Covered Agreement to which An-Con is a party. All documents, instruments and certificates delivered by or on behalf of An-Con in connection with this Agreement or any other Covered Agreement to which An-Con is a party, and the transactions contemplated herein and therein are true, correct and complete in all material respects.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF BSD
  BSD hereby represents or warrants to, and
covenants with, ART and An-Con, at the
Closing, as follows:
       5.1         Standing.  BSD is a corporation
duly organized, validly existing and in good
standing under the laws of the State of
Delaware.  BSD has all requisite corporate
power and authority to conduct its business
as it is now being conducted and as presently
contemplated to be conducted and to carry out
the transactions contemplated in this
Agreement and the other Covered Agreements to
which it is a party.  BSD has no
subsidiaries.
      5.2    Authority.  The execution and
delivery of this Agreement and the other
Covered Agreements to which it is a party and
the consummation of the transactions
contemplated herein and therein have been
duly authorized by all necessary corporate
action of BSD, and BSD has all requisite
corporate power and authority to execute,
deliver and perform this Agreement and the
other Covered Agreements to which it is a
party.  This Agreement and the other Covered
Agreements to which it is a party have been
duly executed and delivered by BSD and
constitute legal, valid and binding
agreements of BSD enforceable in accordance
with their respective terms (except as their
enforceability may be limited by applicable
bankruptcy, insolvency, reorganization,
moratorium or other laws of general
application relating to or affecting
enforcement of creditors  rights or the
application of equitable principles in any
action, legal or equitable).  BSD has full
power and authority to perform its
obligations under this Agreement and the
other Covered Agreements to which it is a
party and the transactions contemplated
herein and therein.
      5.3    BSD Capitalization.
           a.   Capital Stock - The total number of
shares of capital stock of all
classifications which BSD has authority to
issue is Ten Thousand (10,000), which shares
are apportioned into two classes of capital
stock as follows:  (1) One Thousand (1,000)
shares are designated as  Common Stock ,
having a par value of $.01 per share ( BSD
Common Stock ), of which Two Hundred Twenty-
Five (225) shares of BSD Common Stock are
issued and outstanding and an additional
Seventy-Five (75) of which are reserved for
issuance upon conversion of that certain BSD
convertible debenture in the original
principal amount of Seven Hundred Fifty
Thousand Dollars ($750,000.00), dated
February 9, 1998, issued to Gregory Konesky
( Convertible Debenture ); and (2) Nine
Thousand (9,000) shares are designated as
 Preferred Stock , having a par value of $.01
per share, of which: (x) One Thousand (1,000)
shares have been designated as  Class A
Preferred Stock , all of which are issued and
outstanding and comprise the BSD Shares; (y)
One Thousand (1,000) shares have been
designated as  Class B Preferred Stock , of
which no shares are issued and outstanding;
and (z) One Thousand (1,000) shares have been
designated as  Class C Preferred Stock , of
which no shares are issued and outstanding.
All of BSD s issued and outstanding shares of
Common Stock are duly and validly issued,
fully paid and nonassessable and have been
issued in compliance with all Applicable Law.
The BSD Shares: (w) are duly and validly
issued, fully paid and nonassessable; (x) are
free and clear of any liens or encumbrances
of any kind imposed or created by BSD;
(y) have been issued in compliance with all
Applicable Law; and (z) have the
designations, rights, limitations,
restrictions and preferences set forth in the
Certificate of Amendment of the Certificate
of Incorporation of BSD, as set forth on
Exhibit C attached hereto and made a part
hereof ( BSD Certificate of Amendment ).
           b.    Warrants/Options - Except for the
Convertible Debenture and except as set forth
in the BSD Certificate of Amendment:  (1)
there are no outstanding options, warrants, purchase rights, subscription rights, conversion rights, exchange rights or other rights, commitments or arrangements, written or oral, to which BSD is a party or by which it is bound, to purchase or otherwise acquire any authorized but unissued shares of capital stock of BSD or any security directly or indirectly convertible into or exercisable or exchangeable for any capital stock of BSD;
(2) no holder of any equity security of BSD is entitled to any preemptive rights or has any right of first refusal to purchase any of the BSD Shares; and (3) there are no voting trusts, proxies or other agreements or understandings, written or oral, to which BSD is a party or by which it is bound, relating to the issuance, sale or voting of any securities of BSD.
           c.    Schedule of Holders - A true,
correct and complete list of the record and beneficial holders of all issued and outstanding equity securities of BSD is set forth on Schedule 5.3 attached hereto and made a part hereof.
           d.    Registration Rights - No holder of
any securities of BSD or of any option,
warrant or other right to acquire any
securities of BSD, has the right to include any securities issued by BSD in any registration statement to be filed by BSD or to require BSD to file a registration statement, under the Securities Act.
      5.4   No Conflicts.  Neither the
execution, delivery or performance of this Agreement or any other Covered Agreement to which it is a party, nor the consummation of the transactions contemplated herein or therein, will conflict with or constitute a breach of or a default under, or an event which, with or without notice or lapse of time, or both, would be a breach of, default under or violation of: (a) BSD s Certificate of Incorporation or By-Laws; or (b) any agreement, document, indenture, mortgage or other instrument or undertaking to which BSD is a party or to which any of its properties is subject, which breach, default or violation would have a material adverse effect, financial or otherwise, on BSD, or would be a material violation of any Applicable Law relating to BSD.
      5.5    Assets.  Except: (a) as
contemplated pursuant to the terms of this Agreement, any other Covered Agreement to which BSD is a party, the Purchase Agreement, that certain License Agreement by and between ART and BSD, dated of even date herewith
( License Agreement ), that certain
Manufacturing Agreement by and between ART and BSD, dated of even date herewith
( Manufacturing Agreement ), that certain assignment and assumption agreement by and between BSD and An-Con, dated of even date herewith ( Assignment ) (or any agreement, instrument or document delivered by BSD pursuant to the Purchase Agreement, the License Agreement, the Manufacturing
Agreement or the Assignment (collectively the
 Earlier BSD Covered Agreements )) (the
Purchase Agreement, the License Agreement, the Manufacturing Agreement, the Assignment and the Earlier BSD Covered Agreements are collectively referred to as the Earlier BSD
Agreements ); (b) for that certain promissory note made by Gregory Konesky in the original principal amount of Seven Hundred Fifty
Thousand Dollars ($750,000.00), dated
February 9, 1998; and (c) for approximately
Two Hundred Fifty Thousand Dollars
($250,000.00) in cash, BSD has no right, title or interest in any property or assets of any kind.
      5.6   No Liabilities.  Except as
contemplated pursuant to the terms of this Agreement, any other Covered Agreement to which BSD is a party, any other Earlier BSD
Agreement or the Convertible Debenture, BSD has no liabilities or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due.
      5.7    No Business Operations.  BSD was
incorporated on December 20, 1996 and through the Closing, except for matters relating to the internal organization of BSD, including, without limitation, the issuance of the Convertible Debenture and the issuance of BSD s issued and outstanding capital stock as set forth on Schedule 5.3, BSD has not engaged in any business operations, other than the negotiation, execution and delivery of this Agreement, any other Covered
Agreement to which it is a party, the Earlier
BSD Agreements, the Convertible Debenture and matters related to each of the foregoing.
      5.8    Tax Returns.  BSD has duly and
timely filed any and all tax returns, filings and reports (collectively, the BSD Tax
Returns ) required to be filed by it pursuant to any Applicable Law with any Tax Authority and all BSD Tax Returns are true, complete and correct in all material respects and properly reflect any and all material tax liabilities of BSD for the periods covered thereby. BSD has duly and timely paid any and all: (a) taxes; (b) assessments, interest, penalties and deficiencies;
(c) fees and charges of any Government
Authority; and (d) duties or impositions of any Government Authority; which are reflected as payable on any BSD Tax Returns or claimed to be due by any Tax Authority. To the best knowledge of BSD, there is no pending claim by any Tax Authority in any jurisdiction in which BSD does not file BSD Tax Returns, that BSD is or may be subject to taxation by that jurisdiction. BSD has withheld and paid all taxes required to have been withheld and paid by it under Applicable Law in connection with any amounts paid to any employee or shareholder.
       5.9  Litigation.  There is not now
pending and, to the best of BSD s knowledge, there is not threatened nor is there any basis for, any claim, demand, litigation, arbitration, action, suit, inquiry, investigation or proceeding by or before any Government Authority to which BSD is or may be a party, and which: (a) may result in a material adverse effect, financial or otherwise, on the condition or prospects of BSD; (b) may threaten the validity of this Agreement or any other Covered Agreement to which it is a party; or (c) seeks to prevent, or if successful would prevent, BSD from consummating the transactions contemplated in this Agreement or any other Covered Agreement to which it is a party. BSD is not subject to any judgment, decree, injunction, rule, decision or order of any Government Authority having, or which, insofar as can be foreseen in the future, may have, any material adverse effect, financial or otherwise, on the condition or prospects of BSD.
       5.10  Consents. There is no Consent
necessary or required in connection with the valid execution, delivery and performance by BSD of this Agreement or any other Covered
Agreement to which it is a party, and the consummation of the transactions contemplated herein or therein.
       5.11  Status of Agreements.  Except:
(a) as contemplated pursuant to terms and conditions of this Agreement, any other
Covered Agreement to which it is a party or any Earlier BSD Agreements; and (b) any agreement relating to the internal organization of BSD, including, without limitation, the issuance of the Convertible
Debenture and the issuance of BSD s issued and outstanding capital stock set forth on
Schedule 5.3, as of the Closing, BSD is not a party to any contract, agreement, commitment, obligation, plan, lease, policy or license.
       5.12  Compliance with Law. BSD has
complied in all material respects with all Applicable Law relating to BSD, and no claims have been made to or against BSD by any Person to the contrary. BSD has received no notice of any violation of or noncompliance with any Applicable Law which has not been cured, which violation or noncompliance would have a material adverse effect, financial or otherwise, on the condition or prospects of BSD.
       5.13  Market Price. Neither BSD nor,
to BSD s best knowledge, any of its
stockholders, officers, directors, agents, employees or Affiliates, has taken or will take, directly or indirectly, any action designed to cause or result in or which has constituted, under the Exchange Act or otherwise, stabilization or manipulation of the price of any An-Con security.
       5.14  Brokers.  No agent, finder,
broker, investment banker or other Person acting under the authority of BSD is or will be entitled to any broker s fee or finder s fee or any other commission or similar fee, directly or indirectly, from BSD or any Affiliate of BSD as a result of the transactions contemplated in this Agreement or any other Covered Agreement to which it is a party.
       5.15  General Warranty.  No
representation or warranty by BSD in this Agreement or any other Covered Agreement to which it is a party and no statement contained in any document, instrument or certificate furnished to ART or An-Con by BSD in connection with the transactions contemplated in this Agreement or any other
Covered Agreement to which it is a party, contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained or incorporated herein or therein not misleading. There is no fact known to BSD which BSD has not disclosed to ART and An-Con which might reasonably be expected to have or result in a material adverse effect, financial or otherwise, on the condition or prospects of BSD or on the ability of BSD to perform its obligations under this Agreement or any other Covered Agreement to which it is a party. All documents, instruments and certificates delivered by or on behalf of BSD in connection with this Agreement or any other Covered Agreement to which it is a party, and the transactions contemplated herein and therein, are true, correct and complete in all material respects.

ARTICLE 6
COVENANTS OF AN-CON
       6.1  Deliverables.  So long as ART
beneficially owns any An-Con securities, An-
Con shall, at its sole cost and expense, furnish to ART upon its request, all of the following:
       a.   copies of all reports (financial or
            other) furnished to An-Con stockholders;

       b.   copies of all reports and financial
       statements furnished to or filed with, the SEC, the NASDAQ or any securities exchange; or, in the event that reports and statements are no longer required to be so furnished or filed, reports and statements containing substantially the same information;

  c.     copies of every press release and
material news item or article of interest made available to the financial community with respect to An-Con or its business or affairs, which was released or prepared by or on behalf of An-Con; and

       d.     such other information concerning An-
       Con or its business or affairs which ART, as a stockholder, licensor or contract manufacturer, shall reasonably request.


       6.2  Transfer Agent/Registrar.  So
long as ART beneficially owns any An-Con securities, An-Con shall, at its sole cost and or expense, maintain a transfer agent and a registrar (which may be the same entity as the transfer agent) for the An-Con Common
Stock.
       6.3  Listing.  An-Con shall use its
best efforts to have the An-Con Common Stock approved for inclusion on The NASDAQ Stock
Market and, so long as ART beneficially owns any An-Con securities, An-Con shall use its best efforts to maintain such inclusion;
provided, however, that An-Con shall not be required to undertake a reverse split of the An-Con Common Stock or any other similar recapitalization. So long as ART beneficially owns any An-Con securities, An-
Con shall not de-register any class of its equity securities registered under Section 12 of the Exchange Act or otherwise attempt to terminate or suspend its reporting obligations to the SEC under Sections 13, 14 or 15(d) of the Exchange Act.
       6.4  Rule 144 Reporting.  So long as
ART beneficially owns any An-Con securities, An-Con shall, with respect to Rule 144 under the Securities Act:

       a.   cause public information with respect
            to An-Con to be available, as set forth in Rule 144 or any comparable rule or regulation under the Securities Act, at all times;

  b.     file with the SEC in a timely manner
  all reports and other documents required of An-Con under the Securities Act, the Exchange Act or the Rules and Regulations;
  and

       c.     promptly furnish to ART upon request,
       a written statement by An-Con as to An-
       Con s compliance with the reporting
       requirements of Rule 144, the Securities
       Act, the Exchange Act and the Rules and
       Regulations.
       6.5  Proxy Statement.  Each document
required to be filed by An-Con with the SEC in connection with the transactions contemplated in this Agreement or in any other Covered Agreement, including, without limitation, the authorization of the An-Con
Series A Preferred Stock and other matters, including, without limitation, An-Con s Proxy
Statement to be distributed to its
stockholders in connection with the
stockholders meeting at which the proposal to issue the An-Con Preferred Stock is to be considered, and any amendments or supplements
(collectively, the  An-Con Disclosure
Documents ) thereto, will comply in all
material respects with the applicable
requirements of the Exchange Act and the Rules and Regulations and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.
       6.6  Market Price.  Neither An-Con
nor any of its employees, directors,
stockholders or Affiliates, will take,
directly or indirectly, any action designed to cause or result in or which constitutes, under the Exchange Act or the Rules and Regulations or otherwise, stabilization or manipulation of the market price of any An-
Con security.
       6.7  Delivery of An-Con Preferred
Stock.  On or before September 6, 1998
( Delivery Date ), An-Con shall issue and deliver to ART Two Million (2,000,000) shares of An-Con Series A preferred stock, par value
$.001 per share (collectively, the  An-Con
Preferred Stock ). When issued and delivered to ART in accordance with the terms set forth in this Section 6.7, the An-Con Preferred
Stock will: (a) be duly and validly issued, fully paid and nonassessable; (b) be free and clear of any liens or encumbrances of any kind; (c) have the designations, rights, limitations, restrictions and preferences set forth in the An-Con Certificate of Amendment;
and (d) be issued in compliance with all Applicable Law. Upon receipt of the An-Con
Preferred Stock from An-Con, ART shall
deliver to An-Con, the An-Con Shares, free and clear of any liens or encumbrances of any kind created by ART.
       6.8  Delivery of Additional Shares
of An-Con Common Stock.
            a. Additional An-Con Shares -
In the event An-Con fails for any reason to deliver the An-Con Preferred Stock to ART as set forth in Section 6.7, on or before the Delivery Date, then An-Con shall issue and deliver to ART, without payment of any additional consideration by ART, on or before September 15, 1998 such additional number of shares of An-Con Common Stock (collectively, the Additional An-Con Shares ) as shall equal
Five Hundred Thousand Dollars ($500,000.00) divided by the Fair Market Value (determined as of a date selected by ART, which date is no more than Ten (10) business days prior to the Delivery Date) of a single share of An-
Con Common Stock, and the delivery of the Additional An-Con Shares by An-Con pursuant to this Section 6.8a shall release An-Con from its duty under Section 6.7 to deliver the An-Con Preferred Stock to ART.
            b. Compensatory An-Con Shares
- In addition to the requirement that An-Con deliver the Additional An-Con Shares to ART as set forth in Section 6.8a, in the event
An-Con has issued and delivered the An-Con
Preferred Stock to ART as  provided in
Section 6.7 and in the further event An-Con issues any shares of any series or class of its preferred stock having substantially the same rights and preferences as the An-Con
Preferred Stock ( Equal Preferred Shares ) without obtaining ART s prior written consent to such issuance, which consent may be withheld for any reason or no reason, then
An-Con shall deliver to ART, without payment of any additional consideration by ART, no later than contemporaneously with the issuance of such Equal Preferred Shares
( Compensatory An-Con Shares Delivery Date ), such additional number of shares of An-Con
Common Stock (collectively, the  Compensatory
An-Con Shares ) as shall equal Five Hundred
Thousand Dollars ($500,000.00) divided by the Fair Market Value (determined as of a date selected by ART, which date is no more than Ten (10) business days prior to the Compensatory An-Con Shares Delivery Date of a single share of An-Con Common Stock;
provided, however, An-Con s obligation to deliver the Compensatory An-Con Shares shall apply only with respect to the first issuance of any Equal Preferred Shares.
            c. Valid Issuance - When
issued and delivered to ART in accordance with the terms set forth in this Section 6.8, the Additional An-Con Shares and the Compensatory An-Con Shares, as the case may be, will: (a) be duly and validly issued, fully paid and nonassessable; (b) be free and clear of any liens or encumbrances of any kind; and (c) be issued in compliance with all Applicable Law.
       6.9  Equitable Remedies.  An-Con
acknowledges and agrees that in the event of a breach or threatened breach by An-Con of any covenant contained in this Article 6, irreparable harm will result to ART for which there is no adequate remedy at law, and An-
Con agrees that in the event of any such breach or threatened breach, ART shall have the right, in addition to all other applicable remedies, to specific performance of the terms of Article 6 and immediate injunctive relief restraining An-Con from activity constituting such breach or threatened breach. ART shall also be reimbursed by An-Con for any and all costs incurred by ART in enforcing any provisions of this Article 6, including, without limitation, reasonable attorneys fees and costs. Nothing herein shall be construed as prohibiting ART from pursuing any other remedies available to it for breach or threatened breach of this Agreement, including, without limitation, the recovery of damages from An-Con.
       6.10  Board of Director Designee.
Commencing on the Closing Date and continuing for so long as ART shall retain the beneficial ownership (as defined in Rule 13d-
3 under the Exchange Act) of at least Five
Percent (5%) of any class of An-Con s equity securities, ART shall be entitled to designate, and An-Con shall use its best efforts to cause the election of, One (1) member of An-Con s Board of Directors ( ART
Designee ), which ART Designee shall be Keith
A. Blakely. In the event that Mr. Blakely, in his sole determination, is either unable or unwilling to serve as a member of An-Con s
Board of Directors, ART shall be entitled, and An-Con shall use its best efforts to enable ART, to designate a single individual
( ART Observer ) who will be entitled to attend and observe, but who shall not be entitled to vote, at all meetings of An-Con s
Board of Directors. An-Con shall provide ART copies of: (a) minutes of all meetings of the Board of Directors; (b) notices of all meetings of the Board of Directors; and (c) all other consents, reports, correspondence and similar documents relating to the activities of An-Con s Board of Directors, which shall be sent to ART at the same time and in the same manner as such documents are generally made available to the other members of An-Con s Board of Directors.
       6.11  Legend.  An-Con agrees that it
shall not remove or authorize the removal of the restrictive legend set forth in Section
3.10B from the certificate representing the An-Con Shares without: (a) evidence reasonably satisfactory to An-Con that ART s obligations pursuant to that certain Profit-
Sharing Agreement by and among ART, the Eric
Rainer Bashford Charitable Remainder Unitrust
( Bashford ) and the Norman P. Fuchs
Individual Retirement Account ( Fuchs ), dated
February 9, 1998, have been satisfied; or
(b) the prior consent of Bashford and Fuchs, which consent shall not be unreasonably withheld or delayed.


ARTICLE 7
INDEMNIFICATION
       7.1  By ART.  ART agrees to
indemnify, defend and hold harmless, BSD and
its Affiliates, and their respective
directors, officers, employees, stockholders
and agents (collectively, the  BSD
Indemnitees ) and An-Con and its Affiliates,
directors, officers, employees, stockholders
and agents (collectively, the  An-Con
Indemnitees ), both jointly and severally,
with respect to the aggregate of any and all
 Section 7.1 Indemnifiable Damages .  For
purposes of this Agreement,   Section 7.1
Indemnifiable Damages  shall mean the
aggregate of all claims, losses, costs,
judgments, deficiencies, penalties,
obligations, liabilities, damages, fines and expenses, including, without limitation, reasonable attorneys fees and disbursements
(collectively, the Claims ), whether or not any of the Claims result from third party claims or result from the assertion of any of BSD s rights hereunder or any of An-Con s rights hereunder, as the case may be, incurred or suffered by any BSD Indemnitees or any An-Con Indemnitees, as the case may be, directly or indirectly, arising out of or relating to:
       a.     any breach of or default in the
            observance or performance of any agreement made by ART in this Agreement or any other
            Covered Agreement to which it is a party, or the failure of ART to fulfill any other obligation which it is required to perform or observe in this Agreement or any other
            Covered Agreement to which it is a party;

  b.   any inaccuracy in any, breach of any,
  or false or fraudulent, representation or warranty made by ART in this Agreement or any other Covered Agreement to which it is a party; or

       c.     the investigation or defense of any
       Claim which is made or brought against any BSD Indemnitee or An-Con Indemnitee, as the case may be, relating to any of the
       Section 7.1 Indemnifiable Damages.


7.2  By An-Con.  An-Con agrees to indemnify,
defend and hold harmless, ART and its
Affiliates, and their respective directors, officers, employees, shareholders and agents
(collectively, the  ART Indemnitees ) and the
BSD Indemnitees, both jointly and severally, with respect to the aggregate of all Section
7.2 Indemnifiable Damages . For purposes of this Agreement, Section 7.2 Indemnifiable
Damages shall mean the aggregate of all Claims, whether or not any of the Claims result from third party claims or result from the assertion of any of ART s rights hereunder or any of BSD s rights hereunder, as the case may be, incurred or suffered by any ART Indemnitees or any BSD Indemnitees, as the case may be, directly or indirectly, arising out of or relating to:
       a.   any breach of or default in the
            observance or performance of any agreement made by An-Con in this Agreement or any other Covered Agreement to which it is a party, or the failure of An-Con to fulfill any other obligation which it is required to perform or observe in this Agreement or any other Covered Agreement to which it is a party;

  b.     any inaccuracy in any, breach of any,
  or false or fraudulent, representation or warranty made by An-Con in this Agreement or any other Covered Agreement to which it is a party; or

       c.   the investigation or defense of any
       Claim which is made or brought against any ART Indemnitee or any BSD Indemnitee, as the case may be, relating to any of the
       Section 7.2 Indemnifiable Damages.
  7.3  By BSD.  BSD agrees to indemnify,
defend and hold harmless, the ART Indemnitees and the An-Con Indemnitees, both jointly and severally, with respect to the aggregate of all Section 7.3 Indemnifiable Damages . For purposes of this Agreement, Section 7.3
Indemnifiable Damages  shall mean the
aggregate of all Claims, whether or not any of the Claims result from third party claims or result from the assertion of any of ART s rights hereunder or any of An-Con s rights hereunder, as the case may be, incurred or suffered by any ART Indemnitees or any An-Con
Indemnitees, as the case may be, directly or indirectly, arising out of or relating to:

  a.     any breach of or default in the
observance or performance of any agreement made by BSD in this Agreement or any other
  Covered Agreement to which it is a party, or the failure of BSD to fulfill any other obligation which it is required to perform or observe in this Agreement or any other
  Covered Agreement to which it is a party;

       b.   any inaccuracy in any, breach of any,
       or false or fraudulent, representation or warranty made by BSD in this Agreement or any other Covered Agreement to which it is a party; or
       c.   the investigation or defense of any
            Claim which is made or brought against any ART Indemnitee or any An-Con Indemnitee, as the case may be, relating to any of the
            Section 7.3 Indemnifiable Damages.

       7.4  Rules Regarding
Indemnification.  The obligations and
liabilities of each Party which may be
subject to indemnification liability under
Section 7.1, Section 7.2 or Section 7.3
( Indemnifying Party ) to the BSD Indemnitees, the An-Con Indemnitees and/or the ART
Indemnitees, as the case may be ( Indemnified
Party ), shall be subject to the following terms and conditions:
            a. Claims by Non-Parties -
After receipt by an Indemnified Party of notice of the commencement of any proceeding against it by a third party which is likely to give rise to Section 7.1 Indemnifiable
Damages, Section 7.2 Indemnifiable Damages or
Section 7.3 Indemnifiable Damages, as the case may be, the Indemnified Party shall give prompt written notice ( Notice of Third Party
Claim ) to the Indemnifying Party stating the nature of such Claim, the amount thereof and a brief description of the facts and circumstances relating thereto, to the extent known. The Notice of Third Party Claim shall contain or be accompanied by all reasonably appropriate documentation relating to the circumstances giving rise to the Claim, including, without limitation, a copy of all pleadings and other papers served, if any.
The failure of an Indemnified Party to give such Notice of Third Party Claim to the Indemnifying Party or delay in giving such Notice of Third Party Claim, will not affect the validity or amount of the Claim and the indemnification obligations of the
Indemnifying Party will remain in effect as to such Claim, unless such failure or delay prejudices the Indemnifying Party s defense of such Claim, in which case the Indemnifying
Party will be relieved of its indemnification obligations to the extent that it has been so prejudiced. If within Thirty (30) days after receiving such Notice of Third Party Claim, the Indemnifying Party advises the
Indemnified Party that it will provide
indemnification and assume the defense at its expense, then so long as such defense is being conducted, the Indemnified Party shall not settle or admit liability with respect to the Claim and shall provide the Indemnifying
Party and defending counsel reasonable
assistance in defending against the Claim.
If the Indemnifying Party assumes a defense, counsel shall be selected by such Indemnifying Party, which counsel shall be reasonably acceptable to the Indemnified
Party, and if the Indemnified Party then retains its own counsel, it shall do so at its own expense, and the Indemnifying Party shall have the right to settle the Claim with the consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed. If the Indemnified Party does not receive a written notice of assumption of the defense as hereinabove provided from the Indemnifying Party within Thirty (30) days after the Indemnifying Party s receipt of such Notice of Third Party Claim, the
Indemnifying Party will be bound by any
determination made in such proceeding or any compromise or settlement affected by the Indemnified Party, and the Indemnified Party thereafter may control the defense of such proceeding and, in its sole discretion, settle or admit liability.
            b. Claims by a Party - The
determination of a Claim asserted by one or more of the BSD Indemnitees, the An-Con
Indemnitees or the ART Indemnitees, as the case may be, hereunder (other than as set forth in Section 7.4a) shall be made as follows: the Indemnified Party shall give prompt written notice to the Indemnifying
Party of any Claim by the Indemnified Party which has not been made pursuant to Section
7.4a, stating the nature of such Claim, the amount thereof and a brief description of the facts and circumstances relating thereto, to the extent known. If the Indemnified Party does not receive a written objection to the notice from the Indemnifying Party within Thirty (30) days after the Indemnifying
Party s receipt of such notice, the Claim shall be conclusively presumed to be a liability of the Indemnifying Party in an amount equal to such Claim. If within the aforesaid Thirty (30) day period the Indemnified Party shall have received written objection to the notice (which written objection shall briefly describe the basis of the objection to the notice or the amount thereof, all in good faith), then for a period of Sixty (60) days after the receipt of such objection, the Parties shall attempt to settle the disputed Claim as between the Indemnified Party and Indemnifying Party. If the Parties are unable to settle the disputed
Claim, either Party may submit the dispute to arbitration as provided in Section 8.4.

ARTICLE 8
MISCELLANEOUS
       8.1  Survivability.  Notwithstanding
anything contained herein to the contrary, all representations, warranties and agreements set forth in this Agreement shall survive and continue to bind the Parties after the execution and delivery of this Agreement and all other Covered Agreements, the termination or expiration of this Agreement and all other Covered Agreements, and any investigation conducted by any Party, to the extent and for as long as may be necessary to give effect to the rights, duties and obligations of the Parties pursuant to this Agreement, subject to any applicable statutes of limitations.
       8.2  Law.  This Agreement shall be
governed by and construed in accordance with the laws of the state of New York, without reference to principles of conflicts of laws.
       8.3  Notices.  All notices required
or permitted hereunder shall be in writing and shall be: (a) sent by telex or facsimile transmission (to be effective when receipt is acknowledged unless sent after 5:00 p.m. on any business day, in which event notice shall be deemed received on the next business day);
(b) personally delivered; (c) sent by
certified mail, return receipt requested; or
(d) sent by a nationally recognized,
commercial overnight delivery service with provisions for a receipt, postage or delivery charges prepaid and, except as otherwise provided in Section 8.3(a), shall be deemed given when personally delivered or when placed in the possession of such mail or delivery service, and addressed to the Parties, as follows:

            To An-Con:
An-Con
Genetics, Inc.
734 Walt Whitman Road
Suite 207
Melville, New York  11747
Attn.:  Andrew Makrides, President
Facsimile:  (516) 421-5821

            with a copy to:
Alfred V. Greco P.C.
666 Fifth Avenue
14th Floor
New York, New York  10103
Attn.:  Alfred V. Greco, Esq.
Facsimile:  (212) 582-0176

            To ART:
Advanced Refractory Technologies, Inc.
699 Hertel Avenue
Buffalo, New York  14207
Attn.:  Keith A. Blakely, President
Facsimile:  716-875-3746

            with a copy to:
Damon & Morey LLP
1000 Cathedral Place
298 Main Street
Buffalo, New York  14202-4096
Attn.:  Gust P. Pullman, Esq.
Facsimile:  716-856-5521

            To BSD:
BSD Development Beta Corporation
1313 N. Market Street
Wilmington, Delaware  19801-1151
Attn:  Mr. Eric R. Bashford & Mr. Norman P.
            Fuchs
Facsimile:  212-889-7577

            with a copy to:
Herrick, Feinstein LLP
Two Park Avenue
New York, New York  10016
Attn:  Irwin A. Kishner, Esq.
Facsimile:  212-889-7577

Notice of change of address shall be given in accordance with the provisions of this
Section 8.3 and shall be effective only upon receipt.
       8.4  Arbitration.  Any controversy
or claim arising out of or pursuant to this Agreement shall be submitted to final and binding arbitration conducted in accordance with the expedited Commercial Arbitration
Rules of the American Arbitration Association
( Rules ) by One (1) arbitrator appointed in accordance with this Agreement and the Rules.
The seat of the arbitration shall be in
Albany, New York. Judgment upon any award rendered in such arbitration may be entered in any court of competent jurisdiction. This
Section shall not limit any Party s right to obtain any provisional or equitable remedy, including, without limitation, injunctive relief from any court of competent jurisdiction, as may be necessary in the sole judgment of such Party to protect its rights hereunder.
       8.5  Expenses.  The nonprevailing
Party or Parties in any arbitration or
litigation hereunder shall be required to reimburse the prevailing Party or Parties for all of its reasonable costs and expenses in such arbitration or litigation, including, without limitation, attorneys fees and costs.
       8.6  Parties Bound.  This Agreement
shall be binding upon and shall inure to the benefit of each Party and its respective successors and permitted assigns, subject to the restrictions against assignment provided in Section 8.9.
       8.7  Waiver.  Failure by any Party
to insist upon strict performance of any provision herein by any other Party shall not be deemed a waiver by such Party of its rights or remedies or a waiver by it of any subsequent default by such other Party, and no waiver shall be effective unless it is in writing and duly executed by the Party entitled to enforce the provision being waived. No representation or warranty by any Party herein shall be affected or deemed waived by reason of any investigation made by or on behalf of any other Party, including, without limitation, any investigation made by any of such other Party s representatives or its advisors, attorneys and accountants
(collectively, the Representatives ) or by reason of the fact that such other Party or any of its Representatives knew or should have known that any such representation or warranty is or may be inaccurate.
       8.8  Severability.  If any provision
of this Agreement is determined by a court of competent jurisdiction or an arbitrator to be illegal or unenforceable, the Parties shall use reasonable efforts to negotiate a legal and enforceable provision reflecting the legal and economic substance of such illegal or unenforceable provision as closely as possible. The invalidity of any part of this Agreement shall not render invalid the remainder of this Agreement.
       8.9 Assignability.  No Party shall
have the right to assign any of its rights, duties or obligations hereunder without the prior written consent of the other Parties, which consent shall not be unreasonably withheld or delayed; provided, however, that ART, upon prior written notice to the other
Parties, shall have the right to:  (a)
transfer and assign the An-Con Shares, the An-Con Preferred Stock, the Additional An-Con
Shares, the Compensatory An-Con Shares and the An-Con Conversion Shares to any Affiliate of ART; and (b) assign its rights, duties and obligations under this Agreement to any Affiliate of ART which consents in writing to be bound by the terms and conditions of this Agreement. No assignment of any rights, duties or obligations under this Agreement relieves the assigning Party of primary liability for its duties or obligations under this Agreement, and as among the Parties, the assigning Party shall continue to be liable for all of its duties or obligations under this Agreement as though no assignment has been made.

8.10  Entire Agreement.  This Agreement and
the other Covered Agreements constitute the
entire agreement by and among the Parties
regarding the subject matter contained herein
and supersede all prior and contemporaneous
undertakings and agreements by and among the
Parties, whether written or oral, with
respect to such subject matter.
       8.11  Amendment.  This Agreement may
not be amended except by a writing executed
by all Parties.
       8.12  Cooperation.  Each Party
agrees to take all such steps, execute and
deliver such further documents and perform
such acts as may be reasonably requested by
any other Party in order to effectuate the
purposes of this Agreement.
       8.13 Counterparts.  This Agreement
may be executed simultaneously in Two (2) or
more counterparts, any of which shall be
deemed an original, and all of which together
shall constitute one and the same instrument,
notwithstanding that all Parties are not a
signatory to the original or the same
counterpart.
       8.14 Headings.  The headings used
herein are inserted for convenience only and
are in no way intended to describe,
interpret, define or limit the scope, extent
or intent of this Agreement.
       8.15  Confidentiality.
            a. Confidential Information -
For purposes of this Agreement,  Confidential
Information  shall mean any and all data or
information which is regarded as confidential
and/or proprietary by a Party and which is
disclosed by such Party ( Disclosing Party )
to any other Party ( Receiving Party ) in
connection with this Agreement or any other
Covered Agreement.   Confidential Information
includes, without limitation, data, formulas,
compositions, processes, descriptions, plans,
specifications, reports, studies, findings,
inventions, discoveries, innovations,
developments, improvements, modifications,
refinements, concepts, ideas, products,
product designs, business records, customer
information, pricing information, financial
information, costs, supply information,
licenses, patent applications, trade secrets,
copyrights, know-how, techniques, testing and
other methods, marketing/sales strategies and
plans and any other intellectual property
rights of any kind, whether or not patentable
or copyrightable.   Confidential Information
also includes, without limitation, any and
all forms, sketches, graphs, equipment,
drawings, photographs, designs, formulations,
flowsheets, descriptions, data, samples and
other tangible materials, as well as any and
all observations, oral disclosures and any
other information (in whatever form) which
may be perceived, reproduced, transmitted or
communicated, as well as all analyses,
computations, data, studies, reports (oral
and written), and other documents and oral or
written disclosures prepared by the
Disclosing Party pertaining to, based on or
containing such Confidential Information,
whether or not patentable or copyrightable.
             Confidential Information
shall not include information which:  (1)
upon disclosure is generally known to the
public or after disclosure becomes generally
known to the public through no act or failure
to act on the part of the Receiving Party.
To the extent that Confidential Information
consists of a combination of elements
individually generally known to the public,
this exclusion shall not apply if such
elements are not generally known to the
public in said combination; (2) is known by
the Receiving Party prior to the date of
disclosure by the Disclosing Party.  To the
extent that Confidential Information consists
of a combination of elements individually
known to the Receiving Party, this exclusion
shall not apply if the Receiving Party did
not know such elements in said combination
prior to the date of disclosure; (3) was or
is rightfully furnished to the Receiving
Party by a third party without breaching any
agreement, understanding or confidential
relationship with the Disclosing Party; or
(4) was or is independently developed by the
Receiving Party prior to or after the time of
disclosure without any breach of this
Agreement.  To the extent that Confidential
Information consists of a combination of
elements which are individually independently
developed by the Receiving Party, this
exclusion shall not apply if the Receiving
Party did not independently develop such
elements in said combination; or (5) is
required to be disclosed by the Receiving
Party by judicial action pursuant to an order
of a Government Authority having jurisdiction
thereof.  Prior to making any disclosure
required pursuant to an order of any
Government Authority having appropriate
jurisdiction, the Receiving Party, unless
precluded by Applicable Law from doing so,
will give notice to the Disclosing Party of
the impending disclosure, so that the
Disclosing Party may seek a protective order
or other appropriate order with respect
thereto.
            b. Purpose - The purpose of
the disclosure of Confidential Information
hereunder is for purposes of enabling the
Parties to exercise their respective rights
and perform their respective obligations
hereunder and under any other Covered
Agreement, as the case may be.
            c. Duty - Each Party agrees
that it shall: (1) except as otherwise
provided in Section 8.20, take all steps as
may be necessary or appropriate to protect
the confidential nature of this Agreement;
(2) except as otherwise provided in Section
8.20, not publish or disclose any terms or
conditions contained in this Agreement or any
other Covered Agreement, as the case may be
(except to the extent required for the
exercise of its rights under this Agreement
or any other Covered Agreement, as the case
may be); (3) maintain the Disclosing Party s
Confidential Information in strict secrecy by
using the same degree of care as the
Receiving Party uses for maintaining the
confidentiality of its own confidential
information (which in no event shall be less
than reasonable care); (4) not publish or
disclose the Disclosing Party s Confidential
Information in any manner or form to any
third party, except as expressly provided in
Section 8.15b and Section 8.15d; and (5) not,
without the prior written consent of the
Disclosing Party, use the Disclosing Party s
Confidential Information, except as otherwise
expressly permitted herein.
            d. Permitted Disclosure - The
Disclosing Party s Confidential Information
shall only be disclosed by the Receiving
Party to its officers, directors,
shareholders and employees and to its
Representatives (as hereinafter defined) who
have a  need to know  and who have
confidentiality obligations to the Receiving
Party, and then only to the extent necessary
for the purpose of enabling such individuals
to perform their assigned tasks with respect
to assisting the Receiving Party in
consummating the transactions contemplated in
this Agreement or any other Covered
Agreement, as the case may be.  The Receiving
Party shall inform all such individuals of
the confidential nature of the Disclosing
Party s Confidential Information.
            e. Ownership - Disclosure of
Confidential Information shall not be
construed as granting to the Receiving Party,
either expressly or by implication, any
right, title or interest of any kind in any
Confidential Information.  All Confidential
Information and all copies thereof
(including, without limitation, all materials
containing or embodying any Confidential
Information are and shall remain the sole
property of the Disclosing Party, and upon
the written request of the Disclosing Party,
shall be returned by the Receiving Party.
            f. Filing of Covered
Agreements - Prior to filing (as required
under Applicable Law) this Agreement, any of
the Covered Agreements or any of the Earlier
BSD Agreements with any Government Authority,
including, without limitation, the SEC, An-
Con and BSD shall each request, and use its
respective best efforts to obtain,
confidential treatment for any Confidential
Information.
       8.16 Third Parties.  Nothing herein
expressed or implied is intended or shall be
construed to confer upon or give any Person
other than the Parties and their respective
successors and permitted assigns, any right
or remedy under or by reason of this
Agreement.
       8.17 Transaction Expenses.  Each
Party shall pay its own fees, costs and
expenses and those of its Representatives
with respect to the transaction contemplated
in this Agreement and with respect to the
Closing.
       8.18 Transfer Taxes.   An-Con shall
timely pay any and all transfer taxes, stamp taxes and any other similar taxes, fees or charges levied or imposed on ART, BSD or An-
Con by any Government Authority pursuant to Applicable Law arising from or relating to the acquisition of the BSD Shares hereunder by An-Con.
       8.19 Force Majeure.  Performance by
any Party of any obligation hereunder shall be excused if and for so long as such breach or failure to perform is caused by a Force
Majeure, and prompt notice thereof has been given to the other Parties. If a Party fails to perform any obligation hereunder as a result of a Force Majeure, said Party shall be required to fulfill its obligations hereunder within a reasonable time after the Force Majeure ceases to exist.
       8.20 No Public Statements.  Without
the prior consent of the other Parties, which consent shall not be unreasonably withheld or delayed, after the Closing, no Party shall disclose to the press or news media the existence of or terms of this Agreement, except as otherwise required by Applicable
Law; provided, however, subject to Section
8.15, BSD and its Affiliates, including, without limitation, BSD s stockholders, officers and directors as of the Closing, and their respective agents, shall have the right to disclose the general nature of the transactions contemplated in this Agreement and the Earlier BSD Agreements, but only in connection with the sale or other disposition of any An-Con equity securities owned by BSD or any Affiliate of BSD, including, without limitation, BSD s stockholders, officers and directors as of the Closing; provided, however, under no circumstances pursuant to such disclosure shall any such party have the right to disclose any Confidential
Information of ART.
    8.21      Cumulative Rights and Remedies.  The
rights and remedies of the Parties under this Agreement shall be in addition to and cumulative of, and not in lieu or exclusive of, any other rights or remedies of the Parties pursuant to this Agreement, at law or in equity, except that the arbitration remedy set forth in Section 8.4 is exclusive to the extent provided therein. The rights and remedies of any Party based upon, arising out of or otherwise in respect of, any inaccuracy in or breach of, any representation, warranty or agreement of any other Party or failure to fulfill any condition shall in no way be limited by the fact that the act, omission, occurrence or other statement of facts upon which any claim for such inaccuracy or breach is based may also be the subject matter of any other representation, warranty or agreement as to which there is no inaccuracy or breach.
         Lace-Up. ART shall not sell or otherwise dispose (other than by a pledge or a grant of a lien or security interest) of any An-Con
Shares, An-Con Preferred Stock, Additional
An-Con Shares, Compensatory An-Con Shares or
An-Con Conversion Shares to a third person other than an Affiliate of ART prior to December 31, 1998, without the prior written consent of An-Con; provided, however, the foregoing restriction shall not apply to a sale or other disposition of any such shares made pursuant to the Registration Rights
Agreement.
THE NEXT PAGE IS THE SIGNATURE PAGE


    IN WITNESS WHEREOF, the Parties have caused this Stock Exchange Agreement to be signed by their duly authorized officers on the day and year first above written.

       AN-CON GENETICS, INC.


       By:
       Authorized Officer


       ADVANCED REFRACTORY TECHNOLOGIES,
INC.


       By:
       Authorized Officer


       BSD DEVELOPMENT BETA CORPORATION


       By:
       Authorized Officer

EXHIBIT A
REGISTRATION RIGHTS AGREEMENT

EXHIBIT B
AN-CON CERTIFICATE OF AMENDMENT

EXHIBIT C
BSD CERTIFICATE OF AMENDMENT

SCHEDULE 4.1

STANDING





1.       Aaron Medical Industries, Inc.
SCHEDULE 4.3




AN-CON CAPITALIZATION

A.       (i)  Authorized Capitalization:
              15,000,000 shares of common
              stock having a par value of
              $.001 (per share) ( An-Con
              Common Stock ).

         (ii) Common Stock Outstanding:  As
              of February 6, 1998, there
              were a total of 8,342,097
              shares of An-Con Common Stock
              outstanding.

B.       Warrants and Options:  An-Con has
         issued options to purchase shares of
         An-Con Common Stock pursuant to
         certain stock option plans ( Employee
         Stock Options ), which Employee
         Stock Options have been granted to
         employees, consultants and advisors.
         The outstanding Employee Stock
         Options represent the rights to
         acquire no more than Two Million
         Four Hundred Thousand (2,400,000)
         shares of An-Con Common Stock in the
         aggregate.  An-Con agrees to provide
         ART and BSD a detailed list of the
         Employee Stock Options as of the
         Closing, within Thirty (30) days
         after the Closing.

C.       No holder of any securities of An-
         Con or of any option, warrant or
         other right to acquire any
         securities of An-Con has the right
         to include any securities issued by
         An-Con in any registration statement
         to be filed by An-Con, or to require
         An-Con to file a registration
         statement, under the Securities Act.

D.       A complete list of the record and
         beneficial holders of 5% or more of
         the outstanding shares of An-Con
         Common Stock are as follows:  Andrew
         Makrides, Tsang Yang Tseng, Robert
         Speiser and J. Robert Saron.

SCHEDULE 4.5

TITLE


         An-Con to provide the contents of
this Schedule 4.5 to ART and BSD within
Thirty (30) days following the Closing.
SCHEDULE 4.7

NO UNDISCLOSED LIABILITIES




         None.
SCHEDULE 4.8

ABSENCE OF CERTAIN CHANGES




         None.

SCHEDULE 4.10

LITIGATION

None.
SCHEDULE 4.15

CONTRACTS



1.       Section 4.15b - An-Con to provide
         the contents of this Schedule 4.15
         to ART and BSD within Thirty (30)
         days following the Closing.

SCHEDULE 4.17

INTELLECTUAL PROPERTY


         An-Con to provide the contents of
this Schedule 4.17 to ART and BSD within Thirty (30) days following the Closing.
SCHEDULE 4.18
ENVIRONMENTAL PROTECTION



         An-Con is in title to real property
utilized as a manufacturing facility located at 7100 30th Avenue North, St. Petersburg,
Florida (the Property ). An-Con obtained a guarantee as part of its acquisition of the Property that environmental contamination identified by a Remedial Action Plan ( RAP ) approved by the Florida Department of Environmental Protection ( DEP ) would be remediated at the sole cost and expense of the former owner. The remedial activity
( Environmental Work ) required by the RAP was approved by DEP in January of 1996. The former owner of the Property has engaged Geo-
Ambient of St. Petersburg, Florida to perform the Environmental Work which was substantially completed as of the Closing.
Satisfaction of the guarantee provided by the former owner to An-Con is to be evidenced by the delivery of a Site Completion
Rehabilitation Order ( SCRO ) or equivalent documentation issued by DEP approving the Environmental Work required by the RAP.
SCHEDULE 5.3

CAPITALIZATION


1.       Common Stock -

              (a)  One Hundred Twelve and
                   One-Half (112.5) shares
                   - Eric Rainer Bashford
                   Charitable Remainder
                   Unitrust.
              (2)  One Hundred Twelve and
                   One-Half (112.5) shares
                   - Norman P. Fuchs
                   Individual Retirement
                   Account.

2.       Convertible Debenture - Gregory
         Konesky is the holder of a BSD
         convertible debenture in the
         original principal amount of Seven
         Hundred Fifty Thousand Dollars
         ($750,000.00), dated February 9,
         1998, which debenture is convertible
         into Seventy-Five (75) shares of BSD
         Common Stock.

EXHIBIT B


PROFIT-SHARING AGREEMENT

PROFIT-SHARING AGREEMENT

         THIS PROFIT-SHARING AGREEMENT
( Agreement ) is made this 9th day of
February, 1998 by and among ADVANCED
REFRACTORY TECHNOLOGIES, INC., a corporation duly organized and existing under the laws of the State of New York, having its principal office at 699 Hertel Avenue, Buffalo, New
York ( ART ), the ERIC RAINER BASHFORD
CHARITABLE REMAINDER UNITRUST, a trust duly organized and existing under the laws of the State of New York, having its principal office at 2689 Strang Boulevard, Yorktown
Heights, New York ( Bashford ) and the NORMAN
P. FUCHS INDIVIDUAL RETIREMENT ACCOUNT, an individual retirement account, having its principal office at 5 Flagpole Lane, East
Setauket, New York ( Fuchs ).  (Bashford and
Fuchs are collectively referred to herein as the Principals .)
         WHEREAS, pursuant to that certain
Stock Exchange Agreement by and among ART,
An-Con Genetics, Inc. ( An-Con ) and BSD
Development Beta Corporation ( BSD ), dated
February 9, 1998 ( Stock Exchange Agreement ), in exchange for One Thousand (1,000) shares of Class A preferred stock of BSD, par value
$.01 per share, An-Con issued and delivered to ART Two Million (2,000,000) shares of common stock of An-Con, par value $.001 per share (collectively, the An-Con Shares );
         WHEREAS, pursuant to Section 6.7 of
the Stock Exchange Agreement, An-Con has agreed to issue and deliver to ART on or before September 6, 1998, Two Million
(2,000,000) shares of An-Con Class A
preferred stock, par value $.001 per share
(collectively, the  An-Con Preferred Stock );
         WHEREAS the An-Con Preferred Stock
is to be convertible into Two Million
(2,000,000) shares of common stock of An-Con, par value $.001 per share (collectively, the
 An-Con Conversion Shares ); and
         WHEREAS, subject to the terms
hereof, and in consideration for, inter alia, certain substantial financial risks assumed by the Principals, ART desires to grant to the Principals a right to share in the potential profits, if any, realized by ART upon the sale or other disposition (other than a pledge or a grant of a lien or security interest), of the An-Con Shares, the An-Con Preferred Stock or the An-Con
Conversion Shares, as the case may be, to a third Person other than an Affiliate of ART.
(The An-Con Shares, the An-Con Preferred
Stock and the An-Con Conversion Shares are sometimes hereinafter referred to individually as a Share and collectively as the Shares ).
         NOW, THEREFORE, for good and
valuable consideration, the receipt and
sufficiency of which are hereby acknowledged, the parties hereto (each individually, a
 Party ; collectively, the Parties ) hereby agree as follows:

ARTICLE 1
DEFINITIONS
         1.1 Definitions.  For purposes of
this Agreement, the following terms shall have the respective meanings set forth below:
              a.  Affiliate  of a Party means
any Person (as hereinafter defined) which Controls (as hereinafter defined), is
Controlled by, or is under common Control with, such Party.
              b.  Applicable Law  means any
and all applicable laws, rules, regulations, statutes, orders and ordinances of any Government Authority (as hereinafter defined).
              c.  Consent  means any consent,
certificate, approval, authorization, waiver, permit, grant, franchise, concession, agreement, license, exemption or order of, registration, declaration or filing with, or report, filing, registration or notice to, any Person, including, without limitation, any Government Authority.
              d.  Control  means the
possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.
              e.  Government Authority  means
any foreign, federal, state, local or other government, government agency or authority or quasi-governmental body, or any entity exercising any executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including, without limitation, any arbitrator and any government department, board, commission, court or tribunal.
              f.  Fair Market Value  for
shares of common stock of An-Con, par value
$.001 per share ( An-Con Common Stock ) as of a particular date means the closing sale price for One (1) share of An-Con Common
Stock as reported on the primary securities exchange on which such shares are listed or, in the event shares of An-Con Common Stock are not listed on any securities exchange, the last reported sale price on the NASDAQ
National Market System ( NASDAQ/NMS ) or, in the event no such reported sale takes place on the day subject to determination of the Fair Market Value, the average of the reported closing bid and asked prices on such securities exchange or NASDAQ/NMS, or, in the event shares of An-Con Common Stock are not listed on any securities exchange or quoted on the NASDAQ/NMS, the average of the bid and asked prices for the immediately preceding
Forty-Five (45) days as quoted on the NASDAQ
Small Cap Market, or in the event shares of An-Con Common Stock are not quoted on the NASDAQ Small Cap Market, the average of the bona fide independent bid prices for the immediately preceding Forty-Five (45) days as reported in the NASDAQ Bulletin Board, or in the event shares of An-Con Common Stock are not reported in the NASDAQ Bulletin Board, the average of the bona fide independent bid prices for the immediately preceding Forty-
Five (45) days reported in the over-the-counter market in the pink sheets published by the National Quotation Bureau, Inc., or in the event shares of An-Con Common Stock are not so listed, quoted or included, the fair market value as established by the good faith determination of any nationally recognized firm of certified public accountants selected by ART and reasonably acceptable to the Principals. The Fair Market Value of the An-
Con Preferred Stock shall equal the Fair
Market Value of the applicable number of shares of An-Con Common Stock into which the An-Con Preferred Stock is convertible.
              g.  Person  means any
individual, proprietorship, joint venture, corporation, partnership, limited liability company, limited liability partnership, trust, unincorporated organization or
Government Authority.

ARTICLE 2
PROFIT-SHARING ARRANGEMENT
         2.1 Calculation.  During the Term
(as hereinafter defined), in the event ART receives cash in good funds (collectively, the Proceeds ) as a result of: (a) the sale or other disposition (other than a pledge or a grant of a lien or security interest) of all or any portion of the An-Con Shares, the An-Con Preferred Stock or the An-Con
Conversion Shares to a third Person other than an Affiliate of ART; (b) the sale or other disposition (other than a pledge or a grant of a lien or security interest) of any securities or other property received upon or as a result of, any sale, exchange or other disposition (other than a pledge or a grant of a lien or security interest) of the An-Con
Shares, the An-Con Preferred Shares or the
An-Con Conversion Shares to a third Person other than an Affiliate of ART; or (c) the distribution to ART of cash in excess of the liquidation preference attributable to the
An-Con Preferred Stock, as a result of the dissolution or liquidation of An-Con; then, in any such event, ART shall promptly pay to the Principals as provided in Section 2.2, an amount equal to Fifty-Percent (50%) of any Proceeds received by ART in excess of One
Dollar ($1.00) per Share ( Share Cost );
provided, however, that in the event An-Con shall: (i) declare and pay to the holders of the An-Con Shares, the An-Con Preferred
Shares or the An-Con Conversion Shares, as the case may be, a dividend or other distribution payable in shares of An-Con equity securities; (ii) subdivide the outstanding An-Con Shares, An-Con Preferred
Shares or An-Con Conversion Shares, as the case may be, into a greater number of such shares; (iii) combine the outstanding An-Con
Shares, An-Con Preferred Shares or An-Con
Conversion Shares, as the case may be, into a lesser number of such shares; or (iv) effect by a recapitalization, reorganization, reclassification or the like, a transaction having an equivalent effect; then, in any such event, the Share Cost shall be correspondingly adjusted; and provided further, however, notwithstanding anything to the contrary contained herein, the maximum aggregate payment to be made by ART to the Principals pursuant to this Agreement shall be One Million Dollars ($1,000,000.00).
         2.2  Payments to Principals.  Any
payments required to be made by ART to the Principals pursuant to Section 2.1, shall be paid as follows: (a) One-Half to Bashford;
and
(b) One-Half to Fuchs.
         2.3  Term.  The term of this
Agreement ( Term ) shall commence on the date hereof and shall expire on the earlier of:
(a) the date on which ART has paid the
Principals hereunder an aggregate of One
Million Dollars ($1,000,000.00); (b) such date as ART shall have sold or otherwise disposed of (other than a pledge or a grant of a lien or security interest) to a third
Person other than an Affiliate of ART, all of the Shares and any securities or other property received upon or as a result of, any sale, exchange or other disposition (other than a pledge or a grant of a lien or security interest) of any Shares to a third
Person other than an Affiliate of ART, and ART has received the Proceeds related thereto and has paid to the Principals all amounts to which they are entitled pursuant to Section
2.1; or (c) the date of distribution to ART of cash in excess of the liquidation preference attributable to the An-Con
Preferred Stock, as a result of the
dissolution or liquidation of An-Con and ART has received the Proceeds related thereto and has paid to the Principals all amounts to which they are entitled pursuant to Section
2.1.
         2.4  Right of First Refusal.  In the
event that during the Term, ART shall desire to sell or otherwise dispose (other than a pledge or a grant of a lien or security interest) of any Shares to a third Person other than an Affiliate of ART at below Fair
Market Value ( Prospective Sale ), then ART shall, unless prohibited by Applicable Law, promptly give written notice of the Prospective Sale ( Notice of Prospective
Sale ) to the Principals.  The Notice of
Prospective Sale shall set forth all material terms and conditions of the Prospective Sale
(including, without limitation, the identity of the third Person, if any), and shall constitute an offer by ART to sell such Shares to the Principals upon the same terms and conditions set forth in the Notice of the Prospective Sale. Upon receipt of the Notice of Prospective Sale from ART and at any time within Thirty (30) days thereafter ( Election
Period ), the Principals shall have the right to elect in writing (upon notice to ART)
( Election ) to purchase such Shares upon the same terms and conditions contained in the Notice of Prospective Sale ( Right of First
Refusal ), and if the Principals make an Election, the Principals shall have a period of Ninety (90) days after the Election to purchase such Shares from ART. The purchase and sale of such Shares shall be consummated by the Principals payment to ART of the aggregate amount of the cash portion of the purchase price of such Shares (adjusted to account for any amounts ART is required to pay the Principals pursuant to Section 2.1) by wire transfer of immediately available funds to an account designated by ART and by delivery to ART to the non-cash portion of such purchase price, if any, free and clear of all liens and encumbrances of any kind, upon ART s delivery to the Principals of certificates representing the Shares to be purchased, duly endorsed in blank and in proper form for transfer to the Principals, free and clear of any liens and encumbrances of any kind created by ART. In the event:
(a) the Principals decline to purchase such Shares by notice in writing to ART during the Election Period; (b) the Principals fail to notify ART within the Election Period of its election to purchase such Shares; or (c) the Principals give ART notice of its Election to purchase such Shares during the Election
Period but the Principals and ART fail to consummate such purchase and sale as provided above; then, in any one of such events, ART shall have the right to consummate the Prospective Sale to a third Person (which, in the event the identity of a third Person is set forth in the Notice of Prospective Sale, shall be to such third Person), upon the terms and conditions set forth in the Notice of Prospective Sale, but at a price per Share equal to or greater than the price per Share set forth in the Notice of Prospective Sale, but only if the Prospective Sale is consummated within a further One Hundred
Eighty (180) day period following the latest to occur of the events referred to in clauses
(a) through (c) above.  If such Prospective
Sale is not consummated within said further
One Hundred Eighty (180) day period, the
Right Of First Refusal set forth in this
Section 2.4 shall again apply.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF ART
         ART hereby represents and warrants
to the Principals, as of the date hereof, as follows:
         3.1  Standing.  ART is a corporation
duly organized and validly existing under the laws of the State of New York. ART has all requisite corporate power and authority to conduct its business as it is now being conducted and as presently contemplated to be conducted and to carry out the transactions contemplated in this Agreement.
         3.2  Authority.  The execution and
delivery of this Agreement and the
consummation of the transactions contemplated herein have been duly authorized by all necessary corporate action of ART, and ART has all requisite corporate power and authority to execute, deliver and perform this Agreement. This Agreement has been duly executed and delivered by ART and constitutes a legal, valid and binding agreement of ART enforceable in accordance with its terms
(except as its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application relating to or affecting enforcement of creditors rights or the application of equitable principles in any action, legal or equitable). ART has full power and authority to perform its obligations under this Agreement and the transactions contemplated herein.
         3.3  No Conflicts.  Neither the
execution, delivery or performance of this Agreement nor the consummation of the transactions contemplated herein, will conflict with or constitute a breach of or a default under, or an event which, with or without notice or lapse of time, or both, would be a breach of, default under or violation of: (a) ART s Certificate of Incorporation or By-Laws; or (b) any agreement, document, indenture, mortgage or other instrument or undertaking to which ART is a party or to which any of its properties is subject, which breach, default or violation would have a material adverse effect, financial or otherwise, on ART or would be a material violation of any Applicable Law relating to ART.
         3.4  Litigation.  There is not now
pending and, to the best of ART s knowledge, there is not threatened nor is there any basis for, any claim, demand, litigation, arbitration, action, suit, inquiry, investigation or proceeding by or before any Government Authority to which ART is or may be a party, and which: (a) may result in a material adverse effect, financial or otherwise, on the condition or prospects of ART; (b) may threaten the validity of this Agreement; or (c) seeks to prevent, or if successful would prevent, ART from consummating the transactions contemplated in this Agreement. ART is not subject to any judgment, decree, injunction, rule, decision or order of any Government Authority having, or which, insofar as can be foreseen in the future, may have, any material adverse effect, financial or otherwise, on the condition or prospects of ART.
         3.5  Consents.  There is no Consent
necessary or required in connection with the valid execution, delivery and performance by ART of this Agreement and the consummation of the transactions contemplated herein.
         3.6  Compliance with Law.  ART has
complied in all material respects with all Applicable Law relating to ART, and no claims have been made to or against ART by any Person to the contrary. ART has received no notice of any violation of or noncompliance with any Applicable Law which has not been cured, which violation or noncompliance would have a material adverse effect, financial or otherwise, on the condition or prospects of ART.
         3.7  Brokers.  No agent, finder,
broker, investment banker or other Person acting under the authority of ART is or will be entitled to any broker s fee or finder s fee or any other commission or similar fee, directly or indirectly, from ART or any Affiliate of ART as a result of the transaction contemplated in this Agreement.
         3.8  General Warranty.  No
representation or warranty by ART in this Agreement and no statement contained in any document, statement or certificate furnished to the Principals by ART in connection with the transactions contemplated in this
Agreement, contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained or incorporated herein not misleading. All documents, instruments and certificates delivered by or on behalf of ART in connection with this Agreement and the transactions contemplated herein are true, correct and complete in all material respects.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF BASHFORD
         Bashford hereby represents and
warrants to ART, as of the date hereof, as follows:
         4.1  Standing.  Bashford is a trust
duly organized and validly existing under the laws of the State of New York. Bashford has all requisite power and authority to carry out the transactions contemplated in this Agreement.
         4.2  Authority.  The execution and
delivery of this Agreement and the
consummation of the transactions contemplated herein have been duly authorized by all necessary action of Bashford, and Bashford has all requisite power and authority to execute, deliver and perform this Agreement.
This Agreement has been duly executed and delivered by Bashford and constitutes a legal, valid and binding agreement of Bashford, enforceable in accordance with its terms (except as its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application relating to or affecting enforcement of creditors rights or the application of equitable principles in any action, legal or equitable). Bashford has full power and authority to perform its obligations under this Agreement and the transactions contemplated herein.
         4.3  No Conflicts.  Neither the
execution, delivery or performance of this Agreement nor the consummation of the transactions contemplated herein, will conflict with or constitute a breach of or a default under, or an event which, with or without notice or lapse of time, or both, would be a breach of, default under or violation of: (a) Bashford s governing trust agreement; or (b) any agreement, document, indenture, mortgage or other instrument or undertaking to which Bashford is a party or to which any of its properties is subject, which breach, default or violation would be a material violation of any Applicable Law relating to Bashford.
         4.4  Litigation.  There is not now
pending and, to the best of Bashford s
knowledge, there is not threatened nor is there any basis for, any claim, demand, litigation, arbitration, action, suit, inquiry, investigation or proceeding by or before any Government Authority to which Bashford is or may be a party, and which:
(a) may threaten the validity of this
Agreement; or (b) seeks to prevent, or if successful would prevent, Bashford from consummating the transactions contemplated in this Agreement. Bashford is not subject to any judgment, decree, injunction, rule, decision or order of any Government Authority having, or which, insofar as can be foreseen in the future, may have, any material adverse effect on Bashford s ability to perform its obligations under this Agreement and the transactions contemplated herein.
         4.5  Consents.  There is no Consent
necessary or required in connection with the valid execution, delivery and performance by Bashford of this Agreement and the consummation of the transactions contemplated herein.
         4.6  Compliance with Law.  Bashford
has complied in all material respects with all Applicable Law relating to Bashford, and no claims have been made to or against Bashford by any Person to the contrary.
Bashford has received no notice of any
violation of or noncompliance with any
Applicable Law which has not been cured, which violation or noncompliance would have a material adverse effect on Bashford s ability to perform its obligations under this Agreement and the transactions contemplated herein.
         4.7  Brokers.  No agent, finder,
broker, investment banker or other Person acting under the authority of Bashford is or will be entitled to any broker s fee or finder s fee or any other commission or similar fee, directly or indirectly, from Bashford or any Affiliate of Bashford as a result of the transaction contemplated in this Agreement.
         4.8  General Warranty.  No
representation or warranty by Bashford in this Agreement, and no statement contained in any document, statement or certificate furnished to ART by Bashford in connection with the transactions contemplated in this Agreement, contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained or incorporated herein not misleading. There is no fact known to Bashford which Bashford has not disclosed to ART which might reasonably be expected to have or result in a material adverse effect, financial or otherwise, on the ability of Bashford to perform its obligations under this Agreement. All documents, instruments and certificates delivered by or on behalf of Bashford in connection with this Agreement and the transactions contemplated herein are true, correct and complete in all material respects.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF FUCHS
         Fuchs hereby represents or warrants
to ART, as of the date hereof, as follows:
         5.1  Standing.  Fuchs is an
individual retirement account duly organized, validly existing and in good standing. Fuchs has all requisite power and authority to carry out the transactions contemplated in this Agreement.
         5.2  Authority.  The execution and
delivery of this Agreement and the
consummation of the transactions contemplated herein have been duly authorized by all necessary corporate action of Fuchs, and Fuchs has all requisite power and authority to execute, deliver and perform this Agreement. This Agreement has been duly executed and delivered by Fuchs and constitutes a legal, valid and binding agreement of Fuchs enforceable in accordance with its terms (except as its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application relating to or affecting enforcement of creditors rights or the application of equitable principles in any action, legal or equitable). Fuchs has full power and authority to perform its obligations under this Agreement and the transactions contemplated herein.
         5.3  No Conflicts.  Neither the
execution, delivery or performance of this Agreement, nor the consummation of the transactions contemplated herein, will conflict with or constitute a breach of or a default under, or an event which, with or without notice or lapse of time, or both, would be a breach of, default under or violation of: (a) Fuch s Constituent
Documents; or (b) any agreement, document, indenture, mortgage or other instrument or undertaking to which Fuchs is a party or to which any of its properties is subject, which breach, default or violation would be a material violation of any Applicable Law relating to Fuchs.
         5.4  Litigation.  There is not now
pending and, to the best of Fuch s knowledge, there is not threatened nor is there any basis for, any claim, demand, litigation, arbitration, action, suit, inquiry, investigation or proceeding by or before any Government Authority to which Fuchs is or may be a party, and which: (a) may threaten the validity of this Agreement; or (b) seeks to prevent, or if successful would prevent, Fuchs from consummating the transactions contemplated in this Agreement. Fuchs is not subject to any judgment, decree, injunction, rule, decision or order of any Government
Authority having, or which, insofar as can be foreseen in the future, may have, any material adverse effect on Fuch s ability to perform its obligations under this Agreement and the transactions contemplated herein.
         5.5  Consents.  There is no Consent
necessary or required in connection with the valid execution, delivery and performance by Fuchs of this Agreement, and the consummation of the transactions contemplated herein.
         5.6  Compliance with Law.  Fuchs has
complied in all material respects with all Applicable Law relating to Fuchs, and no claims have been made to or against Fuchs by any Person to the contrary. Fuchs has received no notice of any violation of or noncompliance with any Applicable Law which has not been cured, which violation or noncompliance would have a material adverse effect on Fuch s ability to perform its obligations under this Agreement and the transactions contemplated herein.
         5.7  Brokers.  No agent, finder,
broker, investment banker or other Person acting under the authority of Fuchs is or will be entitled to any broker s fee or finder s fee or any other commission or similar fee, directly or indirectly, from Fuchs or any Affiliate of Fuchs as a result of the transactions contemplated in this Agreement.
         5.8  General Warranty.  No
representation or warranty by Fuchs in this Agreement and no statement contained in any document, instrument or certificate furnished to ART by Fuchs in connection with the transactions contemplated in this Agreement, contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained or incorporated herein not misleading. There is no fact known to Fuchs which Fuchs has not disclosed to ART which might reasonably be expected to have or result in a material adverse effect, financial or otherwise, on the condition or prospects of Fuchs or on the ability of Fuchs to perform its obligations under this Agreement. All documents, instruments and certificates delivered by or on behalf of Fuchs in connection with this Agreement and the transactions contemplated herein, are true, correct and complete in all material respects.



ARTICLE 6
MISCELLANEOUS
         6.1  Survivability.  Notwithstanding
anything contained herein to the contrary, all representations, warranties and agreements set forth in this Agreement shall survive and continue to bind the Parties after the execution and delivery of this Agreement, the termination or expiration of this Agreement, and any investigation conducted by any Party, to the extent and for as long as may be necessary to give effect to the rights, duties and obligations of the Parties pursuant to this Agreement, subject to any applicable statutes of limitations.
         6.2  Law.  This Agreement shall be
governed by and construed in accordance with the laws of the state of New York, without reference to principles of conflicts of laws.
         6.3  Notices.  All notices required
or permitted hereunder shall be in writing and shall be: (a) sent by telex or facsimile transmission (to be effective when receipt is acknowledged unless sent after 5:00 p.m. on any business day, in which event notice shall be deemed received on the next business day);
(b) personally delivered; (c) sent by
certified mail, return receipt requested; or
(d) sent by a nationally recognized,
commercial overnight delivery service with provisions for a receipt, postage or delivery charges prepaid and, except as otherwise provided in Section 6.3(a), shall be deemed given when personally delivered or when placed in the possession of such mail or delivery service, and addressed to the Parties, as follows:

              To ART:
Advanced Refractory Technologies, Inc.
699 Hertel Avenue
Buffalo, New York  14207
Attn.:  Keith A. Blakely, President
Facsimile:  716-875-3746

              with a copy to:
Damon & Morey LLP
1000 Cathedral Place
298 Main Street
Buffalo, New York  14202-4096
Attn.:  Gust P. Pullman, Esq.
Facsimile:  716-856-5521

              To Bashford:
Eric Rainer Bashford Charitable Remainder
Trust
2689 Strang Boulevard
Yorktown Heights, New York  10598
Attn:  Mr. Eric Rainer Bashford, Trustee
Facsimile:  (914) 962-1486

              with a copy to:
Herrick, Feinstein LLP
Two Park Avenue
New York, New York  10016
Attn.:  Irwin A. Kishner, Esq.
Facsimile:  (212) 889-7577

              To Fuchs:
Norman P. Fuchs Individual Retirement Account
5 Flagpole Lane
East Setauket, New York  11753
Attn:  Mr. Norman P. Fuchs, Custodian
Facsimile:  (516) 689-5752

              with a copy to:
Herrick, Feinstein LLP
Two Park Avenue
New York, New York  10016
Attn.:  Irwin A. Kishner, Esq.
Facsimile:  (212)  889-7577

Notice of change of address shall be given in accordance with the provisions of this
Section 6.3 and shall be effective only upon receipt.
         6.4  Arbitration.  Any controversy
or claim arising out of or pursuant to this Agreement shall be submitted to final and binding arbitration conducted in accordance with the expedited Commercial Arbitration
Rules of the American Arbitration Association
( Rules ) by One (1) arbitrator appointed in accordance with this Agreement and the Rules.
The seat of the arbitration shall be in
Albany, New York. Judgment upon any award rendered in such arbitration may be entered in any court of competent jurisdiction. This
Section shall not limit any Party s right to obtain any provisional or equitable remedy, including, without limitation, injunctive relief from any court of competent jurisdiction, as may be necessary in the sole judgment of such Party to protect its rights hereunder.
         6.5  Expenses.  The nonprevailing
Party or Parties in any arbitration or
litigation hereunder shall be required to reimburse the prevailing Party or Parties for all of its reasonable costs and expenses in such arbitration or litigation, including, without limitation, attorneys fees and costs.
         6.6  Parties Bound.  This Agreement
shall be binding upon and shall inure to the benefit of each Party and its respective legal representatives, successors and permitted assigns, subject to the restrictions against assignment provided in
Section 6.9.
         6.7  Waiver.  Failure by any Party
to insist upon strict performance of any provision herein by any other Party shall not be deemed a waiver by such Party of its rights or remedies or a waiver by it of any subsequent default by such other Party, and no waiver shall be effective unless it is in writing and duly executed by the Party entitled to enforce the provision being waived.
         6.8  Severability.  If any provision
of this Agreement is determined by a court of competent jurisdiction or an arbitrator to be illegal or unenforceable, the Parties shall use reasonable efforts to negotiate a legal and enforceable provision reflecting the legal and economic substance of such illegal or unenforceable provision as closely as possible. The invalidity of any part of this Agreement shall not render invalid the remainder of this Agreement.
         6.9  Assignability.  No Party shall
have the right to assign any of its rights, duties or obligations hereunder without the prior written consent of the other Parties, which consent shall not be unreasonably withheld or delayed; provided, however, that ART, upon prior written notice to the Principals, shall have the right to assign its rights, duties and obligations under this Agreement to any Affiliate of ART which consents in writing to be bound by the terms and conditions of this Agreement. No assignment of any rights, duties or obligations under this Agreement relieves the assigning Party of primary liability for its duties or obligations under this Agreement, and as among the Parties, the assigning Party shall continue to be liable for all of its duties or obligations under this Agreement as though no assignment has been made.
         6.10  Entire Agreement.  This
Agreement constitutes the entire agreement by and among the Parties regarding the subject matter contained herein and supersedes all prior and contemporaneous undertakings and agreements by and among the Parties, whether written or oral, with respect to such subject matter.
         6.11  Amendment.  This Agreement may
not be amended except by a writing executed by all Parties.
         6.12  Cooperation.  Each Party
agrees to take all such steps, execute and deliver such further documents and perform such acts as may be reasonably requested by any other Party in order to effectuate the purposes of this Agreement.
         6.13  Counterparts.  This Agreement
may be executed simultaneously in Two (2) or more counterparts, any of which shall be deemed an original, and all of which together shall constitute one and the same instrument, notwithstanding that all Parties are not a signatory to the original or the same counterpart.
         6.14  Headings.  The headings used
herein are inserted for convenience only and are in no way intended to describe, interpret, define or limit the scope, extent or intent of this Agreement.
         6.15  Third Parties.  Nothing herein
expressed or implied is intended or shall be construed to confer upon or give any Person other than the Parties and their respective legal representatives, successors and permitted assigns, any right or remedy under or by reason of this Agreement.
         6.16  Transaction Expenses.  Each
Party shall pay its own fees, costs and
expenses and those of its Representatives with respect to the transaction contemplated in this Agreement.
         6.17  No Public Statements.  Without
the prior consent of the other Parties, which consent shall not be unreasonably withheld or delayed, no Party shall disclose to the press or news media the existence of or terms of this Agreement, except as otherwise required by Applicable Law; provided, however, the Principals and their respective Affiliates and agents shall have the right to disclose the general nature of the transactions contemplated in this Agreement but only in connection with the sale or other disposition of any An-Con equity securities owned by either Principal or any Affiliate of either
Principal; provided, however, under no
circumstances pursuant to such disclosure shall any such party have the right to disclose any confidential or proprietary information of ART.
         6.18  Cumulative Rights and
Remedies. The rights and remedies of the Parties under this Agreement shall be in addition to and cumulative of, and not in lieu or exclusive of, any other rights or remedies of the Parties pursuant to this Agreement, at law or in equity, except that the arbitration remedy set forth in Section
6.4 is exclusive to the extent provided
therein. The rights and remedies of any Party based upon, arising out of or otherwise in respect of, any inaccuracy in or breach of, any representation, warranty or agreement of any other Party or failure to fulfill any condition shall in no way be limited by the fact that the act, omission, occurrence or other statement of facts upon which any claim for such inaccuracy or breach is based may also be the subject matter of any other representation, warranty or agreement as to which there is no inaccuracy or breach.
         IN WITNESS WHEREOF, the Parties have
caused this Profit-Sharing Agreement to be signed by their duly authorized officers or signatories on the day and year first above written.

         ADVANCED REFRACTORY TECHNOLOGIES,
INC.


         By:
         Authorized Officer

         ERIC RAINER BASHFORD CHARITABLE
         REMAINDER UNITRUST


         By:
         Authorized Signatory

         NORMAN P. FUCHS INDIVIDUAL
         RETIREMENT ACCOUNT


         By:
         Authorized Signatory


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